SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of, December 2009
Commission File Number 000-29898
Research In Motion Limited

(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document
1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended November 28, 2009	3
2	Consolidated Financial Statements for the Three and Nine Months Ended November 28, 2009	37
3	Canadian Forms 52-109F2 — Certification of Interim Filings	69
This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1
RESEARCH IN MOTION LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 28, 2009
December 18, 2009
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three months and nine months ended November 28, 2009 and the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended February 28, 2009. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.
RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the three months and nine months ended November 28, 2009 and up to and including December 18, 2009.
Additional information about the Company, including the Company’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:
•	the Company’s expectations regarding the average selling price (“ASP”) of its BlackBerry devices;

•	the Company’s estimates regarding revenue sensitivity for the effect of a change in ASP;

•	the Company’s expectations regarding gross margins;

•	the Company’s estimates regarding its effective tax rate;

•	the Company’s estimates of purchase obligations and other contractual commitments; and

•	the Company’s expectations with respect to the sufficiency of its financial resources.
The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements,

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
including, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F:
•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	RIM’s ability to enhance current products and develop new products;

•	RIM’s ability to establish new, and to build on existing, relationships with its network carrier partners and distributors;

•	RIM’s dependence on its carrier partners to grow its BlackBerry subscriber account base;

•	RIM’s dependence on a limited number of significant customers;

•	intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or that RIM may be required to reduce its prices to compete effectively;

•	the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

•	the continued quality and reliability of RIM’s products and services;

•	RIM’s ability to manage production facilities and its reliance on third-party manufacturers for certain products;

•	RIM’s reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis or in sufficient quantities;

•	risks associated with RIM’s expanding foreign operations;

•	restrictions on import and use of RIM’s products in certain countries due to encryption of the products and services;

•	foreign exchange risks;

•	effective management of growth and ongoing development of RIM’s service and support operations;

•	risks associated with acquisitions, investments and other business initiatives;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	reliance on third-party network infrastructure developers and software platform vendors;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	government regulation of wireless spectrum and radio frequencies;

•	continued use and expansion of the Internet;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	difficulties in forecasting RIM’s quarterly financial results and the growth of its subscriber base;

•	risks related to RIM’s historical stock option granting practices; and

•	changes in interest rates affecting RIM’s investment portfolio and the creditworthiness of its investment portfolio.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Overview
RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information, including email, phone, short messaging service, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless solution, and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels to promote the sale of its products and services as well as its own supporting sales and marketing teams.
Sources of Revenue
RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry wireless devices, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise®, MSN®/Hotmail, Yahoo! Mail ®, POP3/ISP email and others.
RIM generates hardware revenues from sales, primarily to carriers, of BlackBerry wireless devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry wireless devices also incorporate a mobile phone, a personal information manager (“PIM”) including contact, calendar, tasks and memo functionality, which can synchronize with the user’s desktop PIM system, and web-browsing capability. Certain BlackBerry devices also include multimedia capabilities.
RIM generates service revenues from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber. The BlackBerry subscriber account base is the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. On a quarterly basis, RIM may make an estimate of pending deactivations for certain carriers that do not use a fully-integrated provisioning system. It is, however, each carrier’s responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. The number of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
subscriber accounts does not have any standardized meaning prescribed by U.S. GAAP and may not be comparable to similar metrics presented by other companies.
An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate server level, and in some cases on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry Enterprise Server™ (“BES”) software; (ii) client access licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.
RIM also offers the BlackBerry Connect™ Licensing Program, which enables leading device manufacturers to equip their devices with BlackBerry functionality, in order that users and organizations can connect to BlackBerry wireless services on a broader selection of devices and operating systems. BlackBerry Connect technology enables a variety of leading manufacturers to take advantage of proven BlackBerry architecture to automatically deliver email and other data to a broader choice of wireless devices, operating systems and email applications.
Revenues are also generated from repair and maintenance programs, sales of accessories and non-recurring engineering services (“NRE”).
Critical Accounting Policies and Estimates
General
The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit Committee. There have been no material changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended February 28, 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Summary Results of Operations — Third Quarter of Fiscal 2010 Compared to the Third Quarter of Fiscal 2009
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated, as well as certain unaudited consolidated balance sheet data, as at November 28, 2009 and November 29, 2008 which is expressed in thousands of dollars, except for share and per share amounts, as at November 28, 2009 and November 29, 2008.

	As at and for the Three Months Ended
					Change
					Q3 Fiscal
	November 28, 2009		November 29, 2008		2010/2009
	(in thousands, except for per share amounts)
Revenue	$3,924,310	100.0%	$2,782,098	100.0%	$1,142,212

Cost of sales	2,249,055	57.3%	1,512,592	54.4%	736,463

Gross margin	1,675,255	42.7%	1,269,506	45.6%	405,749

Operating expenses

Research and development	242,329	6.2%	193,044	6.9%	49,285
Selling, marketing and administration	465,717	11.9%	382,968	13.8%	82,749
Amortization	83,129	2.1%	53,023	1.9%	30,106

	791,175	20.2%	629,035	22.6%	162,140

Income from operations	884,080	22.5%	640,471	23.0%	243,609
Investment income	6,425	0.2%	31,554	1.1%	(25,129)

Income before income taxes	890,505	22.7%	672,025	24.2%	218,480
Provision for income taxes	262,134	6.7%	275,729	9.9%	(13,595)

Net income	$628,371	16.0%	$396,296	14.2%	$232,075

Earnings per share
Basic	$1.11		$0.70		$0.41

Diluted	$1.10		$0.69		$0.41

Weighted-average number of shares outstanding (000’s)
Basic	566,277		565,687
Diluted	570,929		573,514

Total assets	$9,704,483		$7,665,126		$2,039,357
Total liabilities	$2,883,992		$2,318,943		$565,049
Total long-term liabilities	$131,616		$97,018		$34,598
Shareholders’ equity	$6,820,491		$5,346,183		$1,474,308

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Summary
Revenue for the third quarter of fiscal 2010 was $3.92 billion, an increase of $1.14 billion, or 41.1%, from $2.78 billion in the third quarter of fiscal 2009. The number of BlackBerry devices sold increased by approximately 3.4 million, or 51.2%, to approximately 10.1 million in the third quarter of fiscal 2010, compared to approximately 6.7 million in the third quarter of fiscal 2009. Device revenue increased by $955.4 million, or 42.4%, to $3.21 billion, reflecting primarily the higher number of devices sold. Service revenue increased by $205.5 million to $566.8 million, reflecting the increase of approximately 15 million net new BlackBerry subscriber accounts since the third quarter of fiscal 2009. The BlackBerry subscriber account base increased to approximately 36 million as a result of 4.4 million net subscriber account additions in the third quarter of 2010.
The Company’s net income for the third quarter of fiscal 2010 was $628.4 million, an increase of $232.1 million, or 58.6%, compared to net income of $396.3 million in the third quarter of fiscal 2009. Basic earnings per share (“basic EPS”) was $1.11 and diluted earnings per share (“diluted EPS”) was $1.10 in the third quarter of fiscal 2010 compared to $0.70 basic EPS and $0.69 diluted EPS in the third quarter of fiscal 2009, a 59.4% increase when compared to fiscal 2009. Consolidated gross margin increased in the amount of $405.7 million, resulting primarily from the increased number of device shipments, partially offset by the decrease of consolidated gross margin percentage.
A more comprehensive analysis of these factors is contained in “Results of Operations”.
On November 4, 2009, the Company’s Board of Directors authorized a Common Share Repurchase Program for the purchase for cancellation through the facilities of the NASDAQ Stock Market of common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on current trading prices at the time of the authorization. Pursuant to the Common Share Repurchase Program, the Company repurchased, during the third quarter of fiscal 2010, 12.3 million common shares at a cost of $775.0 million. The amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million in the third quarter of fiscal 2010 were charged to retained earnings.
Results of Operations
Three months ended November 28, 2009 compared to the three months ended November 29, 2008
Revenue
Revenue for the third quarter of fiscal 2010 was $3.92 billion, an increase of $1.14 billion, or 41.1%, from $2.78 billion in the third quarter of fiscal 2009.
A comparative breakdown of the significant revenue streams is set forth in the following table:

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended
	November 28, 2009		November 29, 2008		Change Q3 Fiscal 2010/2009

Number of devices sold	10,105,000		6,683,000		3,422,000	51.2%

Average Selling Price	$317		$337		$(20)	(5.9%)

Revenue (in thousands)
Devices	$3,206,962	81.7%	$2,251,549	80.9%	$955,413	42.4%
Service	566,791	14.4%	361,274	13.0%	205,517	56.9%
Software	67,189	1.7%	62,284	2.2%	4,905	7.9%
Other	83,368	2.2%	106,991	3.9%	(23,623)	(22.1%)

	$3,924,310	100.0%	$2,782,098	100.0%	$1,142,212	41.1%

Device revenue increased by $955.4 million, or 42.4%, to $3.21 billion, or 81.7% of consolidated revenue, in the third quarter of fiscal 2010 compared to $2.25 billion, or 80.9%, of consolidated revenue in the third quarter of fiscal 2009. This increase in device revenue over the prior year was primarily attributable to a volume increase of approximately 3.4 million units, or 51.2%, to approximately 10.1 million devices in the third quarter of fiscal 2010 compared to approximately 6.7 million devices in the third quarter of fiscal 2009. ASP decreased to $317 in the third quarter of fiscal 2010 from $337 in the third quarter of fiscal 2009 reflecting the mix of certain products shipped in the quarter and the expansion of the Company’s focus into broader market segments. The Company currently expects ASP to be approximately $320 in the fourth quarter of fiscal 2010. ASP is dependent on a number of factors including projected future sales volumes, device mix, new device introductions for the Company’s enterprise, prosumer and consumer offerings as well as pricing by competitors in the industry.
The Company estimates that a $10, or 3.2%, change in blended ASP would result in a quarterly revenue change of approximately $101.1 million, based upon the Company’s volume of devices shipped in the third quarter of fiscal 2010.
Service revenue increased by $205.5 million, or 56.9%, to $566.8 million or 14.4% of consolidated revenue in the third quarter of fiscal 2010 compared to $361.3 million, or 13.0% of consolidated revenue in the third quarter of fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2009. Net BlackBerry subscriber account additions were approximately 4.4 million for the third quarter of fiscal 2010 compared to approximately 2.6 million for the third quarter of fiscal 2009. The total BlackBerry subscriber account base at the end of the third quarter of fiscal 2010 was approximately 36 million subscribers compared to approximately 21 million subscribers at the end of the third quarter of fiscal 2009. The percentage of the subscriber account base outside of North America at the end of the third quarter of fiscal 2010 was approximately 35%.
Software revenue includes fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenue increased $4.9 million, or 7.9%, to $67.2 million in the third quarter of fiscal 2010 from $62.3 million in the third quarter of fiscal 2009. The majority of the increase was attributable to technical support and other software revenues, partially offset by a decrease in CALs.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other revenue, which includes non-warranty repairs, accessories, NRE and gains and losses on revenue hedging instruments, decreased by $23.6 million to $83.4 million in the third quarter of fiscal 2010 compared to $107.0 million in the third quarter of fiscal 2009. The majority of the decrease was attributable to losses realized from revenue hedging instruments, partially offset by increases in non-warranty repair and sales of accessories. See “Market Risk of Financial Instruments — Foreign Exchange” for additional information on the Company’s hedging instruments.
Gross Margin
Consolidated gross margin increased by $405.7 million, or 32.0%, to $1.68 billion, or 42.7% of revenue, in the third quarter of fiscal 2010, compared to $1.27 billion, or 45.6% of revenue, in the third quarter of fiscal 2009. The decrease of 2.9% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins driven by product mix, the transition to new device platforms, the introduction of feature rich products to address broader market segments, a decrease in ASP for devices of approximately 5.9% compared to the third quarter of fiscal 2009 and a higher percentage of device shipments which comprised 81.7% of total revenue mix in the third quarter of fiscal 2010 compared to 80.9% in the same period of fiscal 2009. Gross margin percentage for devices is generally lower than the Company’s consolidated gross margin percentage.
The Company expects consolidated gross margin to be approximately 43.5% in the fourth quarter of fiscal 2010, based on the Company’s current expectation for product mix, device ASP, current product costs and foreign exchange.
Operating Expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for the quarter ended November 28, 2009, compared to the quarter ended August 29, 2009 and the quarter ended November 29, 2008. The Company believes it is meaningful to provide a comparison between the third quarter of fiscal 2010 and the second quarter of fiscal 2010 given that RIM’s quarterly operating results vary substantially.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

	For the Three Months Ended
	(in thousands)
	November 28, 2009		August 29, 2009		November 29, 2008
		% of Revenue		% of Revenue		% of Revenue

Revenue	$3,924,310		$3,525,692		$2,782,098

Operating expenses
Research and development	$242,329	6.2%	$235,571	6.7%	$193,044	6.9%
Selling, marketing and administration	465,717	11.9%	429,748	12.2%	382,968	13.8%
Amortization	83,129	2.1%	73,292	2.1%	53,023	1.9%
Litigation	—	—	163,800	4.6%	—	—

Total	$791,175	20.2%	$902,411	25.6%	$629,035	22.6%

Total operating expenses for the third quarter of fiscal 2010 as a percentage of revenue decreased by 5.4% to 20.2% of revenues when compared to the second quarter of fiscal 2010. In the second quarter of fiscal 2010, there were litigation charges of $163.8 million, or 4.6% of revenue, relating to the settlement of all Visto Corporation (“Visto”) outstanding worldwide patent litigation (the “Visto Litigation”). See “Results of Operations — Litigation” for the nine months ended November 28, 2009. Excluding the litigation charge of $163.8 million, total operating expenses for the second quarter of fiscal 2010 was $738.6 million, or 21.0% of revenues.
Research and Development
Research and development expenditures consist primarily of salaries and benefits for technical personnel, new product development and material costs, travel, office and related infrastructure costs and recruiting.
Research and development expenditures increased by $49.3 million to $242.3 million, or 6.2% of revenue, in the third quarter of fiscal 2010, compared to $193.0 million, or 6.9% of revenue, in the third quarter of fiscal 2009. The majority of the increases during the third quarter of fiscal 2010 compared to the third quarter of fiscal 2009 were attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities and office and related building infrastructure costs.
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.
Selling, marketing and administration expenses increased by $82.7 million to $465.7 million for the third quarter of fiscal 2010 compared to $383.0 million for the third quarter of fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 11.9% in the third quarter of fiscal 2010 compared to 13.8% in the third quarter of fiscal 2009. The net increase was primarily attributable to increased

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
expenditures for marketing, advertising and promotion, salary and benefits expenses, primarily as a result of increased personnel, external advisory fees and information technology costs.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for the quarter ended November 28, 2009 compared to the quarter ended November 29, 2008. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales
	November 28,	November 29,		November 28,	November 29,
	2009	2008	Change	2009	2008	Change
Capital assets	$48,423	$30,268	$18,155	$41,616	$22,702	$18,914

Intangible assets	34,706	22,755	11,951	40,857	10,051	30,806

Total	$83,129	$53,023	$30,106	$82,473	$32,753	$49,720

Amortization
Amortization expense relating to certain capital assets and certain intangible assets increased by $30.1 million to $83.1 million for the third quarter of fiscal 2010 compared to $53.0 million for the comparable period in fiscal 2009.
Total amortization expense with respect to certain intangible assets was $34.7 million in the third quarter of fiscal 2010 compared to $22.8 million in the third quarter of fiscal 2009.
The increased amortization expense primarily reflects the impact of certain capital assets and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $41.6 million in the third quarter of fiscal 2010 compared to $22.7 million in the third quarter of fiscal 2009 and is charged to cost of sales in the Consolidated Statements of Operations.
The amount of intangible assets amortization expense charged to cost of sales was $40.9 million in the third quarter of fiscal 2010 compared to $10.1 million in the third quarter of fiscal 2009.
The increased amortization expense in the third quarter of fiscal 2010 primarily reflects the impact of amortization expense with respect to certain intangible assets and capital asset additions made over the last four quarters.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Investment Income
Investment income decreased by $25.2 million to $6.4 million in the third quarter of fiscal 2010 from $31.6 million in the third quarter of fiscal 2009. The decrease primarily reflects the gain on sale of investments accounted for on a cost basis of approximately $13 million realized in the third quarter of fiscal 2009, along with the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by an increase in the Company’s average cash and cash equivalents, short-term investments and long-term investments balances. See “Liquidity and Capital Resources”.
Income Taxes
For the third quarter of fiscal 2010, the Company’s income tax expense was $262.1 million, resulting in an effective tax rate of 29.4% compared to income tax expense of $275.7 million and an effective tax rate of 41.0% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.
The Company’s effective tax rate for the third quarter of fiscal 2009 of 41.0% was higher than the Company’s effective tax rate for the third quarter of fiscal 2010 primarily due to the significant depreciation of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 and its effect on the Company’s U.S. dollar denominated assets and liabilities held by the Company’s Canadian operating companies that are subject to tax in Canadian dollars. Although the Company filed an election in the third quarter of fiscal 2009 to determine its fiscal 2009 Canadian tax results based on its functional currency (the U.S. dollar) rather than the Canadian dollar, the relevant income tax legislation was not enacted until the first quarter of fiscal 2010. Excluding the impact of foreign exchange volatility in the third quarter of fiscal 2009, the Company’s effective tax rate would have been comparable to the third quarter of fiscal 2010.
Management anticipates that the Company’s effective tax rate for the fourth quarter of fiscal 2010 will be approximately 29% to 30%. Management also anticipates the Company’s effective tax rate for fiscal 2011 will decrease slightly due to scheduled Canadian corporate tax rate reductions.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
The Company’s net income for the third quarter of fiscal 2010 was $628.4 million, an increase of $232.1 million, or 58.6%, compared to net income of $396.3 million in the third quarter of fiscal 2009. Basic EPS was $1.11 and diluted EPS was $1.10 in the third quarter of fiscal 2010 compared to $0.70 basic EPS and $0.69 diluted EPS in the third quarter of fiscal 2009, a 59.4% increase when compared to fiscal 2009. The common shares repurchased in the third quarter of fiscal 2010 did not have an impact on the basic and diluted EPS amounts disclosed above.
The increase in net income in the third quarter of fiscal 2010 in the amount of $232.1 million from the third quarter of fiscal 2009 primarily reflects an increase in gross margin in the amount of $405.7 million, resulting primarily from the increased number of device shipments and was partially offset by the decrease of consolidated gross margin percentage, as well as an increase of $162.1 million in operating expenses.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The weighted average number of shares outstanding was 566.3 million common shares for basic EPS and 570.9 million common shares for diluted EPS for the quarter ended November 28, 2009 compared to 565.7 million common shares for basic EPS and 573.5 million common shares for diluted EPS for the same period last fiscal year.
Common Shares Outstanding
On December 16, 2009, there were 556.9 million common shares, 9.4 million options to purchase common shares, 1,367,784 restricted share units outstanding and 31,444 deferred share units outstanding.
The Company has not paid any cash dividends during the last three fiscal years.
On November 4, 2009, the Company’s Board of Directors authorized a Common Share Repurchase Program for the purchase for cancellation through the facilities of the NASDAQ Stock Market of common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on current trading prices at the time of the authorization. This represents approximately 3.6% of the currently outstanding common shares of the Company. Pursuant to the Common Share Repurchase Program, the Company repurchased, in the third quarter of fiscal 2010, 12.3 million common shares at a cost of $775.0 million. The amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million in the third quarter of fiscal 2010 were charged to retained earnings and a reduction of $46.5 million to capital stock. All common shares repurchased by the Company pursuant to the Common Share Repurchase Program have been cancelled. The Common Share Repurchase Program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by the Company.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Nine months ended November 28, 2009 compared to the nine months ended November 29, 2008
The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

	For the Nine Months Ended
					Change
					- Fiscal
	November 28, 2009		November 29, 2008		2010/2009
	(in thousands, except for per share amounts)

Revenue	$10,873,512	100.0%	$7,601,993	100.0%	$3,271,519

Cost of sales	6,152,336	56.6%	3,888,273	51.1%	2,264,063

Gross margin	4,721,176	43.4%	3,713,720	48.9%	1,007,456

Operating expenses

Research and development	697,677	6.4%	502,167	6.6%	195,510
Selling, marketing and administration (1)	1,409,756	13.0%	1,089,204	14.3%	320,552
Amortization	223,817	2.1%	133,208	1.8%	90,609
Litigation (2)	163,800	1.5%	—	—	163,800

	2,495,050	22.9%	1,724,579	22.7%	770,471

Income from operations	2,226,126	20.5%	1,989,141	26.2%	236,985

Investment income	23,186	0.2%	67,699	0.9%	(44,513)

Income before income taxes	2,249,312	20.7%	2,056,840	27.1%	192,472

Provision for income taxes (1)	502,290	4.6%	682,483	9.0%	(180,193)

Net income	$1,747,022	16.1%	$1,374,357	18.1%	$372,665

Earnings per share
Basic	$3.08		$2.43		$0.65

Diluted	$3.05		$2.39		$0.66

Weighted-average number of shares outstanding (000’s)
Basic	566,951		564,710
Diluted	572,608		574,469

Notes:

(1)	Selling, marketing and administration in the first nine months of fiscal 2010 included unusual charges of $96.4 million and provision for income taxes includes a benefit of $175.1 million both recognized in the first quarter of fiscal 2010. These items related to the foreign exchange impact of the enactment of

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

functional currency tax legislation in Canada and a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods. See “Non-GAAP Financial Measures”.

(2)	In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. See “Non-GAAP Financial Measures”.
Revenue
Revenue for the first nine months of fiscal 2010 was $10.87 billion, an increase of $3.27 billion, or 43.0%, from $7.60 billion in the first nine months of fiscal 2009.
A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Nine Months Ended
					Change - Fiscal
	November 28, 2009		November 29, 2008		2010/2009
Number of devices sold	26,238,000		18,229,000		8,009,000	43.9%

Average Selling Price	$338		$340		$(2)	(0.6%)

Revenue (in thousands)

Devices	$8,861,364	81.5%	$6,206,337	81.6%	$2,655,027	42.8%
Service	1,518,074	14.0%	987,337	13.0%	530,737	53.8%
Software	190,045	1.7%	193,115	2.5%	(3,070)	(1.6%)
Other	304,029	2.8%	215,204	2.9%	88,825	41.3%

	$10,873,512	100.0%	$7,601,993	100.0%	$3,271,519	43.0%

Device revenue increased by $2.66 billion, or 42.8%, to $8.86 billion, or 81.5% of consolidated revenue, in the first nine months of fiscal 2010 compared to $6.21 billion, or 81.6%, of consolidated revenue in the first nine months of fiscal 2009. This increase in device revenue over the prior year is primarily attributable to a volume increase of approximately 8.0 million units, or 43.9%, to approximately 26.2 million devices in the first nine months of fiscal 2010 compared to approximately 18.2 million devices in the first nine months of fiscal 2009, offset by a decrease of $2, or 0.6%, in ASP to $338 in the current nine month fiscal period from $340 in the first nine months of fiscal 2009.
Service revenue increased $530.7 million, or 53.8%, to $1.52 billion and comprised 14.0% of consolidated revenue in the first nine months of fiscal 2010 compared to $987.3 million, or 13.0% of consolidated revenue in the first nine months of fiscal 2009, reflecting the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Software revenue decreased $3.1 million, or 1.6%, to $190.0 million in the first nine months of fiscal 2010 from $193.1 million in the first nine months of fiscal 2009.
Other revenue increased by $88.8 million to $304.0 million in the first nine months of fiscal 2010 compared to $215.2 million in the first nine months of fiscal 2009.
Gross Margin
Consolidated gross margin increased by $1.01 billion, or 27.1%, to $4.72 billion, or 43.4% of revenue, in the first nine months of fiscal 2010, compared to $3.71 billion, or 48.9% of revenue, in the same period of the previous fiscal year. The decrease of 5.5% in consolidated gross margin percentage was primarily due to a decrease in the blended device margins, which was primarily driven by the introduction of certain new feature rich products that incorporate new technologies, which were adopted at a faster rate than historically.
Operating expenses
The table below presents a comparison of research and development, selling, marketing and administration, amortization and litigation expenses for the nine months ended November 28, 2009, compared to the nine months ended November 29, 2008.

	For the Nine Months Ended
	(in thousands)
					Change - Fiscal
	November 28, 2009		November 29, 2008		2010/2009
		% of Revenue		% of Revenue		% of Change

Revenue	$10,873,512		$7,601,993		$3,271,519	43.0%

Research and development	$697,677	6.4%	$502,167	6.6%	$195,510	38.9%
Selling, marketing and administration	1,409,756	13.0%	1,089,204	14.3%	320,552	29.4%
Amortization	223,817	2.1%	133,208	1.8%	90,609	68.0%
Litigation	163,800	1.5%	—	—	163,800	—

	$2,495,050	22.9%	$1,724,579	22.7%	$770,471	44.7%

Research and Development
Research and development expenditures increased by $195.5 million to $697.7 million, or 6.4% of revenue, in the nine months ended November 28, 2009, compared to $502.2 million, or 6.6% of revenue, in the first nine months of fiscal 2009. The majority of the increases during the first nine months of fiscal 2010, compared to fiscal 2009, was attributable to salaries and benefits due to an increase in the average headcount associated with research and development activities, and office and related building infrastructure costs.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, Marketing and Administration Expenses
Selling, marketing and administration expenses increased by $320.6 million to $1.41 billion for the first nine months of fiscal 2010 compared to $1.09 billion for the comparable period in fiscal 2009. As a percentage of revenue, selling, marketing and administration expenses decreased to 13.0% in the first nine months of fiscal 2010 versus 14.3% in the first nine months of fiscal 2009. The net increase of $320.6 million was primarily attributable to increased salary and benefits expenses primarily as a result of increased personnel, increased expenditures for marketing, advertising and promotion expenses including additional programs to support new product launches, external advisory fees and information technology costs.
With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars to the U.S. dollar, its reporting currency, with the effective date being the beginning of fiscal 2009. Gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010. Included in the total selling, marketing and administration for the first quarter of fiscal 2010 is a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s foreign currency hedging program. See “Income Taxes” for the nine months ended November 28, 2009 for further details on the changes to the functional currency tax legislation in Canada.
Selling, marketing and administration expenses for the first nine months of fiscal 2010 also included a charge in the first quarter of fiscal 2010 of $42.1 million for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-Chief Executive Officers, related to the exercise of certain stock options issued by the Company.
Amortization Expense
The table below presents a comparison of amortization expense relating to capital assets and intangible assets recorded as amortization or cost of sales for the nine months ended November 28, 2009 compared to the nine months ended November 29, 2008.

	For the Nine Months Ended
	(in thousands)
	Included in Amortization			Included in Cost of sales
	November 28,	November 29,		November 28,	November 29,
	2009	2008	Change	2009	2008	Change

Capital assets	$131,606	$82,548	$49,058	$108,799	$55,821	$52,978
Intangible assets	92,211	50,660	41,551	102,150	22,742	79,408

Total	$223,817	$133,208	$90,609	$210,949	$78,563	$132,386

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Amortization
Amortization expense relating to certain capital assets and certain intangible assets increased by $90.6 million to $223.8 million for the first nine months of fiscal 2010 compared to $133.2 million for the comparable period in fiscal 2009.
Total amortization expense with respect to certain intangible assets was $92.2 million in the first nine months of fiscal 2010 compared to $50.7 million in the first nine months of fiscal 2009.
The increased amortization expense primarily reflects the impact of certain capital assets and intangible asset additions made over the last four quarters.
Cost of sales
Amortization expense with respect to capital assets employed in the Company’s manufacturing operations and BlackBerry service operations increased to $108.8 million in the first nine months of fiscal 2010 compared to $55.8 million in the first nine months of fiscal 2009 and is charged to cost of sales in the Consolidated Statements of Operations.
The amount of intangible assets amortization expense charged to cost of sales was $102.2 million in the first nine months of fiscal 2010 compared to $22.7 million in the first nine months of fiscal 2009.
The increased amortization expense in the first nine months of fiscal 2010 primarily reflects the impact of amortization expense with respect to these acquired intangible assets and capital asset additions made over the last four quarters.
Litigation
In the second quarter of fiscal 2010, the Company settled all the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
Investment Income
Investment income decreased by $44.5 million to $23.2 million in the first nine months of fiscal 2010 from $67.7 million in the comparable period of fiscal 2009. The decrease primarily reflects the gain on sale of investments accounted for on a cost basis of approximately $13 million realized in the third quarter of fiscal 2009, along with the decrease in yields on investments due to lower interest rates when compared to the same period in fiscal 2009, offset partially by an increase in the Company’s average cash and cash equivalents, short-term investments and long-term investments balances. See also “Liquidity and Capital Resources”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Income Taxes
For the first nine months of fiscal 2010, the Company’s income tax expense was $502.3 million, resulting in an effective tax rate of 22.3% compared to income tax expense of $682.5 million and an effective tax rate of 33.2% for the same period last year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates.
In the first quarter of fiscal 2010, the Government of Canada enacted changes to its income tax legislation which allows the Company the option to elect, on an annual basis, to determine its Canadian income tax results on its functional currency (the U.S. dollar) rather than the Canadian dollar. While the Company had elected for Canadian tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related income tax benefit of electing to adopt these rules under U.S. GAAP until the first quarter of fiscal 2010. As a result of the enactment of the changes to the legislation and the Company’s election, the Company was able to recalculate its fiscal 2009 Canadian income tax liability based on its functional currency, the U.S. dollar and record an incremental income tax benefit of approximately $145.0 million to net income in the first nine months of fiscal 2010. This election should reduce the volatility in the Company’s effective tax rate due to changes in foreign exchange. This volatility was evident in the higher than expected tax rate for the first nine months of fiscal 2009 due to the significant depreciation of the Canadian dollar relative to the U.S. dollar.
The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.
Net Income
Net income was $1.75 billion, or $3.08 basic EPS and $3.05 diluted EPS, in the first nine months of fiscal 2010 compared to net income of $1.37 billion, or $2.43 basic EPS and $2.39 diluted EPS, in the prior year’s comparable period. The common shares repurchased in the third quarter of fiscal 2010 did not have an impact on the basic and diluted EPS amounts disclosed above.
Adjusted net income was $1.78 billion and adjusted diluted EPS was $3.11 in the first nine months of fiscal 2010. See “Non-GAAP Financial Measures”.
The $372.7 million increase in net income in the first nine months of fiscal 2010 reflects primarily an increase in gross margin in the amount of $1.01 billion, resulting primarily from the increased number of device shipments and a decrease in the provision of income taxes of $180.2 million which included a benefit of $145.0 million, and was partially offset by the decrease in consolidated gross margin percentage, as well as an increase of $770.5 million in the Company’s operating expenses which included a litigation charge of $163.8 million relating to the Visto Litigation and unusual charges of $96.4 million. See “Results of Operations — Selling, Marketing and Administration Expenses”, “Results of Operations — Litigation” and “Results of Operations — Income Taxes” for the nine months ended November 28, 2009.
The weighted average number of shares outstanding was 567.0 million common shares for basic EPS and 572.6 million common shares for diluted EPS for the nine months ended November 28, 2009 compared to

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
564.7 million common shares for basic EPS and 574.5 million common shares for diluted EPS for the same period last year.
Selected Quarterly Financial Data
The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended November 28, 2009. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

	Fiscal Year 2010				Fiscal Year 2009			Fiscal Year 2008
	Third	Second	First	Fourth	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands, except per share data)

Revenue	$3,924,310	$3,525,692	$3,423,510	$3,463,193	$2,782,098	$2,577,330	$2,242,565	$1,882,705

Gross margin	$1,675,255	$1,554,396	$1,491,525	$1,383,578	$1,269,506	$1,306,857	$1,137,357	$968,222
Operating expenses (1) (2)	791,175	902,411	801,464	650,623	629,035	604,624	490,920	403,768
Investment income	(6,425)	(7,625)	(9,136)	(10,568)	(31,554)	(17,168)	(18,977)	(20,114)

Income before income taxes	890,505	659,610	699,197	743,523	672,025	719,401	665,414	584,568
Provision for income taxes (1) (3)	262,134	183,989	56,167	225,264	275,729	223,855	182,899	172,067

Net income	$628,371	$475,621	$643,030	$518,259	$396,296	$495,546	$482,515	$412,501

Earnings per share
Basic	$1.11	$0.84	$1.13	$0.92	$0.70	$0.88	$0.86	$0.73
Diluted	$1.10	$0.83	$1.12	$0.90	$0.69	$0.86	$0.84	$0.72
Research and development	$242,329	$235,571	$219,777	$182,535	$193,044	$181,347	$127,776	$104,573
Selling, marketing and administration (1)	465,717	429,748	514,291	406,493	382,968	379,644	326,592	267,881
Amortization	83,129	73,292	67,396	61,595	53,023	43,633	36,552	31,314
Litigation (2)	—	163,800	—	—	—	—	—	—

Operating expenses	$791,175	$902,411	$801,464	$650,623	$629,035	$604,624	$490,920	$403,768

Notes:

(1)	Selling, marketing and administration in the first quarter of fiscal 2010 included unusual charges of $96.4 million and provision for income taxes includes a benefit of $175.1 million. These items related to the foreign exchange impact of the enactment of functional currency tax legislation in Canada and a charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods. See “Non-GAAP Financial Measures”.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations

(2)	In the second quarter of fiscal 2010, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

(3)	Provision for income taxes included the negative impact of fluctuations of the Canadian dollar relative to the U.S. dollar in the third quarter of fiscal 2009 of approximately $103.2 million.
Non-GAAP Financial Measures
The Company’s financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. In this MD&A, the Company has presented the following “non-GAAP financial measures”: adjusted net income and adjusted diluted earnings per share. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Adjusted net income and adjusted diluted earnings per share are non-GAAP financial measures that exclude the impact of the charge for the payment of the settlement of the Visto Litigation in the second quarter of fiscal 2010, and the impacts of the benefit relating to the enactment of functional currency tax reporting legislation by the Government of Canada and the charge for the payment on account of certain employee tax liabilities related to certain previously exercised stock options with measurement date issues that were exercised during certain time periods in the first quarter of fiscal 2010. This section of the MD&A describes the Company’s use of such non-GAAP financial measures.
In the second quarter of fiscal 2010, the Company entered into a definitive agreement to settle the Visto Litigation with Visto. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of all outstanding worldwide litigation. Of the total payment by the Company, $163.8 million ($112.8 million net of tax) was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets. The settlement was completed on July 23, 2009.
The Company reported an income tax provision for fiscal 2009 that was higher than previously forecasted, the majority of the incremental portion of which was reversed in the first quarter of fiscal 2010. The fiscal 2009 income tax provision reflects an effective tax rate that is significantly higher than the Company’s historical effective tax rate due to the significant depreciation of the Canadian dollar relative to the U.S. dollar and its effect on the Company’s U.S. dollar denominated assets and liabilities held by RIM’s Canadian operating companies that are subject to tax in Canadian dollars. The majority of this effect was experienced in the third quarter of fiscal 2009. As described in greater detail under “Results of Operations — Income Taxes” for the nine months ended November 28, 2009, on March 12, 2009 changes to the Income Tax Act (Canada) that allow RIM to calculate its fiscal 2009 Canadian income tax expense based on the U.S. dollar (the Company’s

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
functional currency) were enacted. Although the Company elected for Canadian income tax purposes to adopt these rules in the third quarter of fiscal 2009, the Company could not recognize the related income tax reduction of electing to adopt these rules for U.S. GAAP financial reporting purposes until the quarter in which they are enacted, resulting in a higher provision in fiscal 2009. In the first quarter of fiscal 2010, the Company recorded an incremental income tax benefit of approximately $145.0 million to net income relating to its election to determine its Canadian income tax based on its functional currency. As result of the enactment of the rules and the Company’s election to determine its Canadian income tax based on its functional currency, future volatility in the Company’s effective tax rate due to changes in foreign exchange rates should be reduced.
In the first quarter of fiscal 2010, the Company recorded an expense of $54.3 million ($37.4 million net of tax) primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. See “Results of Operations – Selling, Marketing and Administration Expenses” for the nine months ended November 28, 2009.
Also, in the first quarter of fiscal 2010, there was a charge of approximately $42.1 million ($29.0 million net of tax) for the payment on account of certain employee tax liabilities related to certain previously-exercised stock options with measurement date issues that were exercised during certain time periods. The Company’s Board of Directors approved the payment on account of certain incremental personal tax liabilities of certain employees, excluding RIM’s Co-Chief Executive Officers, related to the exercise of certain stock options issued by the Company. See “Results of Operations – Selling, Marketing and Administration Expenses” for the nine months ended November 28, 2009.
Investors are cautioned that adjusted net income and adjusted diluted earnings per share do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other issuers. These non-GAAP financial measures should be considered in the context of the Company’s U.S. GAAP results.
There were no adjustments to U.S. GAAP net income in the third quarter of fiscal 2010.
The following table provides a reconciliation of net income to adjusted net income and diluted earnings per share to adjusted diluted earnings per share for the nine months ended November 28, 2009:

Nine months ended
November
28, 2009
Net income	$1,747,022
Visto Litigation (net of tax)	112,809
Foreign exchange impact on the enactment of functional currency tax rules (net of tax)	37,396
Provision for employee tax obligations for stock options (net of tax)	28,952
Tax benefit recorded on enactment of functional currency tax rules	(145,000)

Adjusted net income	1,781,179

Diluted earnings per share	3.05

Adjusted diluted earnings per share	3.11

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition
Liquidity and Capital Resources
Cash and cash equivalents, short-term investments and long-term investments increased by $169.9 million to $2.41 billion as at November 28, 2009 from $2.24 billion as at February 28, 2009. The majority of the Company’s cash and cash equivalents, short-term investments and long-term investments are denominated in U.S. dollars as at November 28, 2009.
A comparative summary of cash and cash equivalents, short-term investments and long-term investments is set out below:

	As at
	(in thousands)
	November 28, 2009	February 28, 2009	Change

Cash and cash equivalents	$1,286,309	$835,546	$450,763
Short-term investments	341,205	682,666	(341,461)
Long-term investments	781,206	720,635	60,571

Cash and cash equivalents, short-term investments and long-term investments	$2,408,720	$2,238,847	$169,873

The increase in cash and cash equivalents, short-term investments and long-term investments is primarily due to net cash flows provided from operating activities partially offset by net cash flow used in investing activities and financing activities as set out below:

	For the Nine Months Ended
	(in thousands)
	November 28, 2009	November 29, 2008
Net cash flows from (used in):
Operating activities	$2,263,523	$1,153,095
Investing activities	(965,415)	(1,281,084)
Financing activities	(843,152)	37,297
Effect of foreign exchange gain on cash and cash equivalents	(4,193)	8,008

Net increase (decrease) in cash and cash equivalents	$450,763	$(82,684)

Cash flows for the nine months ended November 28, 2009
Operating Activities
Cash flow provided by operating activities was $2.26 billion for the first nine months of fiscal 2010 reflecting higher net income compared to the same period in fiscal 2009, offset by lower net changes in working capital in the third quarter of fiscal 2010 compared to the third quarter of fiscal 2009.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The table below summarizes the current assets, current liabilities, working capital and certain working capital items of the Company:

	As at
	(in thousands)
	November 28, 2009	February 28, 2009	Change

Current assets	$5,573,900	$4,841,586	$732,314
Current liabilities	2,752,376	2,115,351	637,025

Working capital	$2,821,524	$2,726,235	$95,289

The increase in current assets of $732.3 million in the third quarter of fiscal 2010 from the end of fiscal 2009 was primarily due to an increase of trade receivables. At the end of the third quarter of fiscal 2010, trade receivables were approximately $2.71 billion up $600.3 million from the end of fiscal 2009 due to increased sales and customer mix. Days sales outstanding increased to 63 days in the third quarter of fiscal 2010 from 56 days at the end of fiscal 2009, primarily due to geographic and customer mix of sales in the quarter.
The increase in current liabilities of $637.0 million in the third quarter of fiscal 2010 from the end of fiscal 2009 was primarily due to increases in accrued liabilities and accounts payable partially offset by a reduction in income taxes payable. As at November 28, 2009, accrued liabilities were approximately $1.73 billion, an increase of $487.9 million from the end of fiscal 2009 primarily due to vendor inventory liabilities. The increase of accounts payable of $367.1 million from the end of fiscal 2009 was due primarily to the timing of payments at the end of the third quarter of fiscal 2010. The decrease in income taxes payable as at November 28, 2009 of $221.2 million compared to the end of fiscal 2009 was due to the payment of the Company’s fiscal 2009 income tax liabilities in the first nine months of fiscal 2010 and the timing of the fiscal 2010 income tax installment payments relative to the current income tax expense for the first nine months of fiscal 2010.
Investing Activities
During the nine months ended November 28, 2009, cash flow used in investing activities was $965.4 million and included capital asset additions of $751.0 million, intangible asset additions of $385.5 million and business acquisitions of $131.5 million, offset by cash flow provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions in the amount of $302.6 million. For the first nine months of the prior fiscal year, cash flow used in investing activities was $1.28 billion and included capital asset additions of $581.6 million, intangible asset additions of $465.9 million, as well as transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisition, amounting to $233.5 million. The increase in capital asset spending was primarily due to increased investment in buildings, renovations to existing facilities, expansion and enhancement of the BlackBerry infrastructure and computer equipment purchases. Investments in intangible assets in the first nine months of fiscal 2010 was primarily associated with the

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
settlement of the Visto Litigation, see “Results of Operations – Litigation” for the nine months ended November 28, 2009 and agreements with third parties for use of intellectual property. Business acquisitions in the first nine months of fiscal 2010 related to the purchase of Certicom Corp., Torch Mobile Inc. and the purchase of a company whose proprietary software will be incorporated into the Company’s software.
Financing Activities
Cash flow used in financing activities was $843.2 million for the first nine months of fiscal 2010 and was primarily attributable to the Common Share Repurchase Program described below in the amount of $775.0 million, purchases of common shares on the open market by a trustee selected by the Company in connection with its Restricted Share Unit Plan, which are classified on the balance sheet for accounting purposes as Treasury Shares in the amount of $88.8 million, the repayment of debt acquired through acquisitions in the amount of $6.1 million, offset partially by the proceeds from the exercise of stock options in the amount of $24.7 million and tax benefits from the exercise of stock options. The cash flow provided by financing activities in the first nine months of fiscal 2009 in the amount of $37.3 million was primarily provided by the proceeds from the exercise of stock options and tax benefits from the exercise of stock options.
On November 4, 2009, the Company’s Board of Directors authorized a Common Share Repurchase Program for the purchase for cancellation through the facilities of the NASDAQ Stock Market of common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on current trading prices at the time of the authorization. The Common Share Repurchase Program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by the Company. Pursuant to the Common Share Repurchase Program, the Company repurchased during the third quarter of fiscal 2010, 12.3 million common shares at a cost of $775.0 million. The amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million in the third quarter of fiscal 2010 were charged to retained earnings.
Auction Rate Securities
Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at November 28, 2009, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. The Company has reported the value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in accumulated other comprehensive income (loss). In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the balance sheet. As at November 28, 2009, the Company does not consider these investments to be other-than-temporarily impaired.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Structured Investment Vehicle
A Structured Investment Vehicle (“SIV”) is a fund that seeks to generate investment returns by purchasing high grade long-term fixed income instruments and funding those purchases by issuing short-term debt instruments. Beginning in late 2007, widespread illiquidity in the market has prevented many SIVs from accessing necessary funding for ongoing operations.
In determining the fair value for these securities, the Company has considered available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair values have been less than cost, the financial condition, the near-term prospects of the individual investments and the Company’s intent and ability to hold the debt securities.
The SIV holdings had previously been placed with an enforcement manager to be restructured or sold at the election of each senior note holder. During the third quarter of fiscal 2010, the Company elected to participate in the restructuring of the securities and received a pro-rata distribution of the assets underlying the securities.
In the first nine months of fiscal 2010, the Company received a total of $2.8 million in principal payments from the SIV. During fiscal 2009, the Company received a total of $4.5 million in principal and interest payments from the SIV. As at November 28, 2009, the Company held $19.7 million face value of SIV securities that were negatively impacted by the changes in market conditions.
During the first nine months of fiscal 2010 and for fiscal 2009, the Company did not record any other-than-temporary impairment charges associated with these investments. In fiscal 2008, the Company recorded an-other-than-temporary impairment charge of $3.8 million on these securities. The Company has classified these securities as long-term investments.
Other
Since March 1, 2005, the Company has maintained an investment account with Lehman Brothers International (Europe) (“LBIE”). As of September 30, 2008, the date of the last account statement received by the Company, the Company held in the account $81.1 million in combined cash and aggregate principal amount of fixed-income securities issued by third parties unrelated to LBIE or any other affiliate of Lehman Brothers Holdings Inc (“LBHI”). The face value, including accrued interest, as at November 28, 2009 is $84.8 million. Due to the insolvency proceedings instituted by LBHI and its affiliates, including LBIE, commencing on September 15, 2008, the Company’s regular access to information regarding the account has been disrupted. Following the appointment of the Administrators to LBIE the Company has asserted a trust claim in specie (the “Trust Claim”) over the assets held for it by LBIE for the return of those assets in accordance with the insolvency procedure in the United Kingdom. In the first quarter of fiscal 2010, the Company received a Letter of Return (the “Letter”) from the Administrators of LBIE relating to the Trust Claim. The Letter noted that, based on the work performed to date, the Administrators had identified certain assets belonging to the Company within the records of LBIE and that they are continuing to investigate the records for the remaining assets included in the Trust Claim. For those assets identified in the Letter, the Company is currently in the process of completing the necessary steps to have the assets returned. Further, the Company continues to work with the Administrators to identify the remaining assets not specifically identified in the Letter, along with the interest paid on these assets since LBIE began its administration

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
proceedings. The Company will continue to take all actions it deems appropriate to defend its rights to these holdings and as a result, no impairment has been recognized against these holdings in the first nine months of fiscal 2010.
Aggregate Contractual Obligations
The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at November 28, 2009:

	(in thousands)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years

Operating lease obligations	$215,882	$37,843	$85,099	$39,931	$53,009
Purchase obligations and commitments	4,168,906	4,168,906	—	—	—

Total	$4,384,788	$4,206,749	$85,099	$39,931	$53,009

Purchase obligations and commitments amounted to approximately $4.17 billion as of November 28, 2009, with purchase orders with contract manufacturers representing approximately $3.41 billion of the total. The Company also has commitments on account of capital expenditures of approximately $185.7 million included in this total, primarily for manufacturing, facilities and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. The timing of payments and actual amounts paid may be different depending upon the time of receipt of goods and services, changes to agreed-upon amounts for some obligations or payment terms.
The Company has not paid any cash dividends in the last three fiscal years.
Cash and cash equivalents, short-term investments and long-term investments were $2.41 billion as at November 28, 2009. The Company believes its financial resources, together with expected future earnings, are sufficient to meet funding requirements for current financial commitments, for future operating and capital expenditures not yet committed, and also provide the necessary financial capacity to meet current and future growth expectations.
The Company has a $100 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at November 28, 2009, the Company has utilized $5.7 million of the Facility for outstanding Letters of Credit and $94.3 million of the Facility is unused. The Company has pledged specific investments as security for this Facility.
The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934 and under applicable Canadian securities laws.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Legal Proceedings
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of its partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” in RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments, since April 7, 2009, the date of RIM’s Annual Information Form, and should be read in conjunction with more detailed information contained in RIM’s Annual Information Form.
On February 3, 2005, TMO-DG requested that the Company indemnify TMO-DG in relation to litigation in Düsseldorf, Germany in which Inpro Licensing S.a.r.l. (“Inpro”) alleged infringement of European Patent EP0892947B1 against TMO-DG. The Company joined this litigation as an intervening party and also filed an invalidity action in the patent court in Munich Germany. On January 27, 2006, the Munich court declared the patent invalid which decision Inpro has appealed. On March 21, 2006, the Düsseldorf court stayed the infringement action until a final decision on Inpro’s appeal of the validity decision has been made. A hearing for the appeal has been set for March 18, 2010.
On July 23, 2009, the Company settled the Visto Litigations. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.
On February 16, 2008 and February 21, 2008, the Company filed complaints against Motorola in the Northern District (“ND”) of Texas (Dallas) alleging breach of contract, antitrust violations, patent infringement of U.S. Patent Nos. 5,664,055; 5,699,485; 6,278,442; 6,452,588; 6,489,950; 6,611,254, 6,661,255; 6,919,879 and 7,227,536 and seeking a declaratory judgment of non-infringement and invalidity against Motorola U.S. Patent Nos. 5,359,317; 5,074,684; 5,764,899; 5,771,353; 5,958,006; 5,706,211; 6,101,531; 5,157,391; 5,394,140; 5,612,682 and 5,974,447. On February 16, 2008, Motorola filed a complaint for patent infringement against the Company in the Eastern District (“ED”) of Texas and a complaint for a declaratory judgment of invalidity and non-infringement of the Company’s patents in the District of Delaware, both of which have been transferred and merged with the ND of Texas case filed by the Company. On January 9, 2009, Motorola added three new counterclaims for infringement of U.S. Patent Nos. 6,252,515; 5,189,389 and 5,953,413. On March 10, 2009, TIP Communications, LLC, a wholly-owned indirect subsidiary of the Company, filed a complaint against Motorola in the ND of Texas (Dallas) for infringement of U.S. Patent No. 5,956,329. On June 15, 2009, the Court granted RIM’s motion to stay this case as to the patents that are currently in re-examination in the United States Patent & Trademark Office. On October 14, 2009, Motorola added three new counterclaims for infringement of U.S. Patent Nos. 5,430,436; 6,807,317 and 6,636,223. On November 9, 2009, the Court entered an order staying each of the actions and ordering mediation.
On March 6, 2008, Aloft Media LLC (“Aloft”) filed a complaint against the Company and 12 other parties in the ED of Texas alleging infringement of U.S. Patent No. 7,330,715. On July 29, 2008, Aloft filed a second complaint against the Company in the United States District Court for the ED of Texas alleging infringement of U.S. Patent No. 7,305,625. The Company and Aloft settled both of these claims on April 24, 2009 for an amount immaterial to the consolidated financial statements.
On July 29, 2008, Stragent, LLC (“Stragent”) filed a complaint against the Company in the United States District Court for the ED of Texas alleging infringement of U.S. Patent No. 6,665,722. The Company and Stragent settled this litigation on April 24, 2009 for an amount immaterial to the consolidated financial statements.
On July 30, 2008, WIAV Solutions, LLC (“WIAV”) filed a complaint against the Company and other defendants in the United States District Court for the ED of Virginia alleging infringement of U.S. Patent Nos. 6,256,606; 7,120,578; 6,275,794; 6,507,814; 7,266,493; 6,633,841; 6,104,992; 6,385,573; 6,539,205 and 6,680,920. The Company and WIAV settled this litigation on June 1, 2009 for an amount immaterial to the consolidated financial statements.
On November 17, 2008, Spansion, Inc. and Spansion LLC (“Spansion”) filed a complaint with the U.S. International Trade Commission (“ITC”) against Samsung Electronics Co., Ltd. and other related Samsung companies (collectively “Samsung”) and other proposed respondents, including the Company, who purchase flash memory chips from Samsung, alleging infringement of U.S. Patent Nos. 6,380,029; 6,080,639; 6,376,877 and 5,715,194. The ITC has set a trial date of May 3, 2010 and a target date for completion of its investigation of January 18, 2011. Proceedings are ongoing.
On December 29, 2008, Prism Technologies, LLC (“Prism”) filed a complaint against the Company and Microsoft Corporation in the United States District Court for the District of Nebraska. The single patent in

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
suit is US Patent No. 7,290,288 (“’288”). The court has rescheduled the trial date for January 24, 2011. Microsoft entered into an agreement with Prism and was dismissed from this action on September 28, 2009. Proceedings are ongoing. On December 2, 2009, Prism filed a complaint with the ITC against the Company alleging infringement of the ‘288 Patent and requesting the ITC to issue orders prohibiting certain Company products from being imported into the United States and sold in the United States.
On December 30, 2008, MSTG, Inc. (“MSTG”) filed a patent infringement lawsuit against the Company in the United States District Court for the Northern District of Illinois alleging infringement of United States Patent Nos. 5,920,551 (“’551”); 6,219,374; and 7,151,756. On March 18, 2009, MSTG filed an amended complaint which added U.S. Patent Nos. 6,438,113 (“’113”) and 6,198,936 (“’936”) and four additional defendants to the suit. On July 30, 2009, MSTG filed a second amended complaint which reduced the patents asserted against RIM to only the ‘551, ‘936 and ‘113 patents. The court has set a trial date for March 28, 2011. Proceedings are ongoing.
On March 20, 2009, Traffic Information, LLC (“Traffic”) filed a complaint against the Company and seven other defendants in the United States District Court for the ED of Texas alleging infringement of U.S. Patent No. 6,785,606. The Company and Traffic settled this litigation on May 20, 2009 for an amount immaterial to the consolidated financial statements.
On May 5, 2009, Fractus, S.A. filed a complaint against the Company and eight other defendants in the United States District Court for the ED of Texas alleging infringement of U.S. Patent Nos. 7,015,868; 7,123,208; 7,148,850; 7,202,822; 7,312,762; 7,394,432; 7,397,431; 7,411,556 and 7,528,782. The court has set a trial date for May 2, 2011. Proceedings are ongoing.
On October 18, 2007, Saxon Innovations, LLC (“Saxon”) filed a complaint in the United States District Court for the ED of Texas against the Company and 13 other defendants alleging infringement of U.S. Patents Nos. 5,592,555; 5,771,394; 5,502,689 and 5,247,621. On December 19, 2008, Saxon filed a complaint in the ITC and the ED of Texas against the Company and five other defendants alleging infringement of U.S. Patent Nos. 5,235,635 and 5,530,597. On June 19, 2009, Saxon filed a complaint in the ED of Texas against the Company and Palm, Inc. alleging infringement of U.S. Patent No. 5,608,873. The Company and Saxon settled these litigations on September 23, 2009 for an amount immaterial to the consolidated financial statements that will be recorded in the third quarter of fiscal 2010.
On July 27, 2009, BTG International Inc. (“BTG”) filed complaints with the ITC and the United States District Court foe the ED of Texas, against Samsung Electronics Co., Ltd. (“Samsung”) and other companies, including the Company, alleging infringement of United States Patent Nos. 5,394,362; 5,764,571; 5,872,735; 6,104,640 and 6,118,692. BTG’s infringement allegations against the Company are based on the Company’s use of Samsung flash memory chips in certain handhelds. The ITC has set a trial date of March 22, 2010 and a target date for completion of its investigation of November 30, 2011. Proceedings are ongoing.
On August 21, 2009, Xpoint Technologies filed a complaint against the Company, along with 28 other defendants, in the United States District Court for the District of Delaware alleging infringement of U.S. Patent No. 5,913,028. Proceedings are ongoing.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
On August 6, 2009, Intellect Wireless filed a complaint against the Company, HTC, and AT&T in the United States District Court for the Northern District of Illinois alleging infringement of U.S. Patent Nos. 7,257,210, 7,305,076, 7,310,416, and 7,266,186. Proceedings are ongoing.
On September 23, 2009, SimpleAir, Inc. filed a complaint against the Company and 10 other defendants in the ED of Texas alleging infringement of United States Patent Nos. 6,021,433; 7,035,914; 6,735,614; and 6,167,426. Proceedings are ongoing
On October 23, 2009, Raylon LLC filed an amended complaint adding the Company and four other defendants to an existing patent infringement suit. The original complaint was filed on August 6, 2009 in the United States District Court for the ED of Texas, Tyler Division alleging infringement of United States Patent No. 6,655,589. Proceedings are ongoing.
On November 2, 2009, Media Digital Corporation filed a complaint against the Company in the United States District Court for the ND of Texas, Dallas Division alleging infringement of U.S. Patent No. 7,130,778. Proceedings are ongoing.
On November 23, 2009, Klausner Technologies Inc. filed a complaint against the Company and Motorola in the United States District Court for the ED of Texas (Tyler Division) alleging infringement of U.S. Patent Nos. 5,572,576 and 5,283,818. Proceedings are ongoing.
See the “Legal Proceedings and Regulatory Actions” section of RIM’s Annual Information Form, which is included in RIM’s Annual Report on Form 40-F, for additional information regarding the Company’s legal proceedings.
OSC Settlement
As previously disclosed, on February 5, 2009, a panel of Commissioners of the Ontario Securities Commission (“OSC”) approved a settlement agreement with the Company, Jim Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer of the Company (currently with the Company in another role), Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company, and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.
As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC on the Company’s governance practices and procedures and its internal control over financial reporting. The Company began the review with the independent consultant in the first quarter of fiscal 2010 and the consultant is working on delivery of its final report. A summary of the consultant’s recommendations in the final report will be posted on the OSC’s website and disclosed in the Company’s MD&A.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Market Risk of Financial Instruments
The Company is engaged in operating and financing activities that generate risk in three primary areas:
Foreign Exchange
The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in fiscal 2010 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At November 28, 2009, approximately 27% of cash and cash equivalents, 22% of trade receivables and 6% of accounts payable are denominated in foreign currencies (November 29, 2008 – 31%, 30% and 7%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.
The Company has entered into forward contracts to hedge exposures relating to foreign currency anticipated transactions and these contracts have been designated as cash flow hedges. For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is recognized in earnings. The cash flow hedges were fully effective at November 28, 2009. As at November 28, 2009, the net unrealized losses on these forward contracts was approximately $18.5 million (November 29, 2008 – net unrealized losses of $1.8 million). Unrealized gains associated with these contracts were recorded in Other current assets and Accumulated other comprehensive income. Unrealized losses were recorded in Accrued liabilities and Accumulated other comprehensive income.
The Company has entered into forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. For contracts that are not subject to hedge accounting, gains and losses on the hedge instruments are recognized in earnings each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at November 28, 2009, net unrealized losses of $3.0 million was recorded in respect of this amount (November 29, 2008 – net unrealized losses of $1.4 million). Unrealized gains associated with these contracts were recorded in Other current assets and Selling, marketing and administration. Unrealized losses were recorded in Accrued liabilities and Selling, marketing and administration.
Interest Rate
Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Credit and Customer Concentration
The Company has historically been dependent on an increasing number of significant telecommunication carriers and on larger more complex contracts with respect to sales of the majority of its products and services. The Company is experiencing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends, and economic circumstances. The allowance as at November 28, 2009 is $2.0 million (November 29, 2008 — $2.0 million). The Company also places insurance coverage for a portion of its foreign trade receivables. While the Company sells to a variety of customers, one customer comprised 25% of trade receivables as at November 28, 2009 (November 29, 2008 – three customers comprised 15%, 12% and 11%). Additionally, three customers comprised 25%, 13% and 10% of the Company’s third quarter fiscal 2010 sales (third quarter fiscal 2009 sales – four customers comprised 14%, 13%, 12% and 10%).
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 28, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains of $2.2 million was 82% (November 29, 2008 – 100%).
The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at November 28, 2009, no single issuer represented more than 11% of the total cash, cash equivalents and investments (November 29, 2008 – no single issuer represented more than 9% of the total cash, cash equivalents and investments).
Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. During the first nine months of fiscal 2010 and for fiscal 2009, the Company did not record an other-than-temporary impairment charge.

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Impact of Accounting Pronouncements Not Yet Implemented
In October 2009, the FASB issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgements made and changes in applying the guidance. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 with early application permitted. The Company expects to adopt the guidance in the first quarter of fiscal 2011. The Company is currently evaluating the impact the guidance will have on the Company’s results of operations and financial condition.
In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from applying software revenue recognition guidance to those products. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years on or after June 15, 2010 with early application permitted. The Company is currently evaluating the impact the guidance will have on the Company’s results of operations and financial condition and continues to assess the timing of adoption.
In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise’s variable interest gives it a controlling interest in the variable interest entity (“VIE”). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. This new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.
In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a

Research In Motion Limited
Management’s Discussion and Analysis of Financial Condition and Results of Operations
determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
Changes in Internal Control Over Financial Reporting
During the three months ended November 28, 2009, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

DOCUMENT 2
Research In Motion Limited
Incorporated under the Laws of Ontario
(United States dollars, in thousands)(unaudited)
Consolidated Balance Sheets

	As at
	November 28,	February 28,
	2009	2009
Assets
Current

Cash and cash equivalents	$1,286,309	$835,546
Short-term investments	341,205	682,666
Trade receivables	2,712,414	2,112,117
Other receivables	210,028	157,728
Inventories	612,787	682,400
Other current assets	198,696	187,257
Deferred income tax asset	212,461	183,872

	5,573,900	4,841,586
Long-term investments	781,206	720,635

Capital assets	1,843,760	1,334,648

Intangible assets	1,359,060	1,066,527

Goodwill	146,557	137,572

Deferred income tax asset	—	404

	$9,704,483	$8,101,372

Liabilities
Current

Accounts payable	$815,415	$448,339
Accrued liabilities	1,726,498	1,238,602
Income taxes payable	140,294	361,460
Deferred revenue	70,169	53,834
Deferred income tax liability	—	13,116

	2,752,376	2,115,351
Deferred income tax liability	103,261	87,917
Income taxes payable	28,355	23,976

	2,883,992	2,227,244

Commitments and contingencies

Shareholders’ Equity
Capital stock

Authorized — unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 556,912,467 voting common shares (February 28, 2009 - 566,218,819)	2,199,806	2,208,235
Treasury shares (notes 10 and 11)
November 28, 2009 - 1,375,700 (February 28, 2009 - nil)	(88,813)	—
Retained earnings	4,564,243	3,545,710
Additional paid-in capital	150,095	119,726
Accumulated other comprehensive income (loss)	(4,840)	457

	6,820,491	5,874,128

	$9,704,483	$8,101,372

See notes to consolidated financial statements.
On behalf of the Board:

John Richardson	Mike Lazaridis
Director	Director

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statement of Shareholders’ Equity

					Accumulated Other
		Additional Paid-In			Comprehensive
	Capital Stock	Capital	Treasury Shares	Retained Earnings	Income (Loss)	Total

Balance as at February 28, 2009	$2,208,235	$119,726	$—	$3,545,710	$457	$5,874,128

Comprehensive income (loss):
Net income	—	—	—	1,747,022	—	1,747,022
Net change in unrealized gains on available-for-sale investments	—	—	—	—	8,912	8,912
Net change in derivative fair value during the period	—	—	—	—	(41,099)	(41,099)
Amounts reclassified to earnings during the period	—	—	—	—	26,890	26,890

Shares issued:
Exercise of stock options	24,722	—	—	—	—	24,722
Transfers to capital stock resulting from stock option exercises	13,368	(13,368)	—	—	—	—
Stock-based compensation	—	41,691	—	—	—	41,691
Excess tax benefits from stock-based compensation	—	2,046	—	—	—	2,046
Purchase of shares pursuant to restricted share unit plan	—	—	(88,813)	—	—	(88,813)
Common shares repurchased pursuant to Common Share Repurchase Program	(46,519)			(728,489)		(775,008)

Balance as at November 28, 2009	$2,199,806	$150,095	$(88,813)	$4,564,243	$(4,840)	$6,820,491

     See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands, except per share data)(unaudited)
Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008
Revenue	$3,924,310	$2,782,098	$10,873,512	$7,601,993

Cost of sales	2,249,055	1,512,592	6,152,336	3,888,273

Gross margin	1,675,255	1,269,506	4,721,176	3,713,720

Operating expenses

Research and development	242,329	193,044	697,677	502,167
Selling, marketing and administration	465,717	382,968	1,409,756	1,089,204
Amortization	83,129	53,023	223,817	133,208
Litigation	—	—	163,800	—

	791,175	629,035	2,495,050	1,724,579

Income from operations	884,080	640,471	2,226,126	1,989,141

Investment income	6,425	31,554	23,186	67,699

Income before income taxes	890,505	672,025	2,249,312	2,056,840

Provision for income taxes	262,134	275,729	502,290	682,483

Net income	$628,371	$396,296	$1,747,022	$1,374,357

Earnings per share

Basic	$1.11	$0.70	$3.08	$2.43

Diluted	$1.10	$0.69	$3.05	$2.39

See notes to consolidated financial statements.

Research In Motion Limited
(United States dollars, in thousands)(unaudited)
Consolidated Statements of Cash Flows

	Nine Months Ended
	November 28,	November 29,
	2009	2008
Cash flows from operating activities

Net income	$1,747,022	$1,374,357

Items not requiring an outlay of cash:

Amortization	434,766	211,771
Deferred income taxes	2,282	(39,914)
Income taxes payable	4,379	(6,441)
Stock-based compensation	41,691	29,200
Other	(2,958)	(7,739)
Net changes in working capital items	36,341	(408,139)

Net cash provided by operating activities	2,263,523	1,153,095

Cash flows from investing activities

Acquisition of long-term investments	(605,429)	(439,756)
Proceeds on sale or maturity of long-term investments	430,380	304,665
Acquisition of capital assets	(750,954)	(581,589)
Acquisition of intangible assets	(385,548)	(465,949)
Business acquisitions	(131,541)	—
Acquisition of short-term investments	(390,389)	(667,298)
Proceeds on sale or maturity of short-term investments	868,066	568,843

Net cash used in investing activities	(965,415)	(1,281,084)

Cash flows from financing activities

Issuance of common shares	24,722	24,841
Excess tax benefits from stock-based compensation	2,046	12,700
Purchase of treasury shares (notes 10 and 11)	(88,813)	—
Common shares repurchased pursuant to Common Share Repurchase Program	(775,008)	—
Repayment of debt	(6,099)	(244)

Net cash (used in) provided by financing activities	(843,152)	37,297

Effect of foreign exchange gain (loss) on cash and cash equivalents	(4,193)	8,008

Net increase (decrease) in cash and cash equivalents for the period	450,763	(82,684)

Cash and cash equivalents, beginning of period	835,546	1,184,398

Cash and cash equivalents, end of period	$1,286,309	$1,101,714

See notes to consolidated financial statements.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
1.	BASIS OF PRESENTATION
These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended February 28, 2009, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended November 28, 2009 are not necessarily indicative of the results that may be expected for the full year ending February 27, 2010.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending February 27, 2010 and February 28, 2009 comprise 52 weeks.

The Company has evaluated subsequent events through the date and time the financial statements were issued on December 18, 2009.
2.	ACCOUNTING PRONOUNCEMENTS
(a)	Adoption of Accounting Pronouncements
In August 2009, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on measuring the fair value of liabilities. The guidance amends previous literature and clarifies that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to use a valuation technique that uses quoted market price of the identical liability when traded as an asset, the quoted market price of a similar liability or the quoted market price of a similar liability when traded as an asset to measure fair value. If these quoted prices are not available, an entity is required to use a valuation technique that is in accordance with existing fair value principles, such as the income or market approach. The Company adopted this authoritative guidance in the third quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

In June 2009, the FASB issued the FASB Accounting Standards Codification (“the Codification”). The Codification became the source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. The Codification did not change U.S. GAAP but reorganizes literature into a single source. The Codification is effective for interim periods ending after September 15, 2009. The Company adopted the Codification and has updated its disclosure and references to U.S. GAAP as required by the standard in the third quarter of fiscal 2010.

In May 2009, the FASB issued authoritative guidance on accounting for subsequent events that was previously only addressed in auditing literature. The guidance is largely similar to current guidance in the auditing literature with some minor exceptions that are not intended to result in significant changes in practice. The Company adopted the authoritative guidance and disclosure requirements in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

In April 2009, the FASB issued authoritative guidance on interim disclosures about fair value of financial instruments. The guidance expands the fair value disclosure of financial instruments to interim periods. In addition, it requires disclosures of the methods and significant assumptions used to estimate the fair value of financial instruments. The Company adopted the authoritative guidance and disclosure requirements in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

In April 2009, the FASB issued authoritative guidance on recognition and presentation of other-than-temporary impairments. The guidance applies to investments in which other-than-temporary impairments may be recorded and establishes a new model for measuring other-than-temporary impairments for debt securities. In addition, it requires additional disclosures related to debt and equity securities. The Company adopted the authoritative guidance in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

In April 2009, the FASB issued authoritative guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The Company adopted the authoritative guidance in the second quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

In September 2006, the FASB issued authoritative guidance on fair value measurements which became effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued further guidance which delayed the effective date relating to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis to November 15, 2008. The Company partially adopted the authoritative guidance on fair value measurements in the first quarter of fiscal 2009. The Company adopted the remaining portion of the authoritative guidance on fair value measurements relating to non-financial assets and liabilities that are not measured at fair value on a recurring basis in the first quarter of fiscal 2010. The adoption did not have a material impact on the Company’s results of operations and financial condition.

In December 2007, the FASB issued authoritative guidance on business combinations. The guidance is broader in scope than previous guidance which applied only to business combinations in which control was obtained by transferring consideration. The issued guidance applies to all transactions and other events in which one entity obtains control over one or more other businesses. In April 2009, the FASB released further guidance with respect to business combinations specifically accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies, which amends and clarifies the initial recognition and measurement, subsequent measurement and accounting, and related disclosures of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets and liabilities arising from contingencies in business combinations for which the acquisition date is on or after December 15, 2008. As discussed in note 7, the Company adopted the authoritative guidance on business combinations as amended, in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.

In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial statements. The guidance requires that the noncontrolling interest in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interest and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners. The Company adopted the guidance in the first quarter of fiscal 2010 and the adoption did not have a material impact on the Company’s results of operations and financial condition.
(b)	Recently Issued Pronouncements
In October 2009, the FASB issued authoritative guidance on revenue recognition for arrangements with multiple deliverables. The guidance amends previous literature to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
allocation. The guidance also requires expanded qualitative and quantitative disclosures regarding significant judgements made and changes in applying the guidance. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning after June 15, 2010 with early application permitted. The Company expects to adopt the guidance in the first quarter of fiscal 2011. The Company is currently evaluating the impact the guidance will have on the Company’s results of operations and financial condition.

In October 2009, the FASB issued authoritative guidance on certain revenue arrangements that include software elements. The guidance amends previous literature to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from applying software revenue recognition guidance to those products. The new authoritative guidance is effective for revenue arrangements entered into or materially modified in fiscal years on or after June 15, 2010 with early application permitted. The Company is currently evaluating the impact the guidance will have on the Company’s results of operations and financial condition and continues to assess the timing of adoption.

In June 2009, the FASB issued authoritative guidance to amend the manner in which an enterprise performs an analysis to determine whether the enterprise’s variable interest gives it a controlling interest in the variable interest entity (“VIE”). The guidance uses a qualitative risks and rewards approach by focusing on which enterprise has the power to direct the activities of the VIE, the obligation to absorb the entity’s losses and rights to receive benefits from the entity. The guidance also requires enhanced disclosures related to the VIE. The new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

In June 2009, the FASB issued authoritative guidance amending the accounting for transfers of financial assets. The guidance, among other things, eliminates the exceptions for qualifying special-purpose entities from the consolidation guidance, clarifies the requirements for transferred financial assets that are eligible for sale accounting and requires enhanced disclosures about a transferor’s continuing involvement with transferred financial assets. This new authoritative guidance is effective for annual periods beginning after November 15, 2009. The Company will adopt the guidance in the first quarter of fiscal 2011 and the Company does not expect the adoption will have a material impact on the Company’s results of operations and financial condition.

In November 2008, the SEC announced a proposed roadmap for comment regarding the potential use by U.S. issuers of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. Under the proposed roadmap, the Company could be required to prepare financial statements and accompanying notes in accordance with IFRS in fiscal 2015. The SEC will make a determination in 2011 regarding the mandatory adoption of IFRS. The Company is currently assessing the impact that this proposed change would have on the consolidated financial statements, accompanying notes and disclosures, and will continue to monitor the development of the potential implementation of IFRS.
3.	CASH AND CASH EQUIVALENTS, SHORT-TERM INVESTMENTS AND LONG-TERM INVESTMENTS
Cash consists of demand deposits held at various financial institutions. Cash equivalents are highly liquid investments with maturities of three months or less at the date of acquisition. Short-term investments consist of liquid investments with remaining maturities of one year or less and any longer-maturity securities the Company expects to hold for less than one year. Investments with maturities in excess of one year are classified as long-term investments.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
All cash equivalents and investments, other than cost method investments of $2.5 million and equity method investments of $3.6 million, are categorized as available-for-sale and are carried at fair value with unrealized gains and losses recorded through other comprehensive income. In the event of a decline in value which is other than temporary, the investment is written down to fair value with a charge to earnings.
     The components of cash and investments were as follows:

		Unrealized	Unrealized		Cash and Cash	Short-term	Long-term
	Cost Basis	Gains	Losses	Recorded Basis	Equivalents	Investments	Investments

As at November 28, 2009
Bank balances	$371,744	$—	$—	$371,744	$371,744	$—	$—
Money market fund	3,140	—	—	3,140	3,140	—	—
Bank term deposits	460,234	—	—	460,234	460,234	—	—
Bank certificates of deposit	76,021	3	—	76,024	76,024	—	—
Auction-rate securities	40,533	—	(7,685)	32,848	—	—	32,848
Commercial paper and corporate notes / bonds	792,196	7,396	(39)	799,553	374,931	228,755	195,867
US treasury notes	50,732	306	—	51,038	—	51,038	—
Government sponsored enterprise notes	228,012	2,929	—	230,941	236	60,790	169,915
Asset-backed securities	371,136	5,934	(19)	377,051	—	622	376,429
Other investments	6,147	—	—	6,147	—	—	6,147

	$2,399,895	$16,568	$(7,743)	$2,408,720	$1,286,309	$341,205	$781,206

As at February 28, 2009
Bank balances	$477,855	$—	$—	$477,855	$477,855	$—	$—
Money market fund	5,000	—	—	5,000	5,000	—	—
Bank certificates of deposit	14,963	8	—	14,971	—	14,971	—
Auction-rate securities	40,529	—	(7,687)	32,842	—	—	32,842
Commercial paper and corporate notes / bonds	404,623	3,608	(443)	407,788	124,720	145,605	137,463
US treasury notes	245,050	717	(153)	245,614	19,398	205,633	20,583
Government sponsored enterprise notes	666,627	2,922	(178)	669,371	208,573	316,457	144,341
Asset-backed securities	379,091	2,658	(1,540)	380,209	—	—	380,209
Other investments	5,197	—	—	5,197	—	—	5,197

	$2,238,935	$9,913	$(10,001)	$2,238,847	$835,546	$682,666	$720,635

Realized gains and losses on available-for-sale securities recorded in investment income comprise the following:

	Three Months Ended		Nine Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

Realized gains	$439	$—	$439	$—
Realized losses	(17)	—	(17)	(1,800)

Net realized gains (losses)	$422	$—	$422	$(1,800)

Realized gains and losses on available-for-sale securities are determined using the specific identification method.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The contractual maturities of available-for-sale investments at November 28, 2009 were as follows:

	Cost Basis	Fair Value

Due in one year or less	$1,250,940	$1,252,631
Due in one to five years	579,905	591,458
Due after five years	188,019	183,600
No fixed maturity date	3,140	3,140

	$2,022,004	$2,030,829

Investments with continuous unrealized losses for less than 12 months and greater than 12 months and their related fair values were as follows:

	Less than 12 months		12 months or greater		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses

As at November 28, 2009

Government sponsored enterprise notes	$—	$—	$—	$—	$—	$—
Commercial paper and corporate notes / bonds	83,010	39	—	—	83,010	39
U.S. treasury notes	—	—	—	—	—	—
Asset-backed securities	21,752	18	4,624	1	26,376	19
Auction-rate securities	—	—	32,848	7,685	32,848	7,685

	$104,762	$57	$37,472	$7,686	$142,234	$7,743

	Less than 12 months		12 months or greater		Total
	Fair Value	Unrealized losses	Fair Value	Unrealized losses	Fair Value	Unrealized losses

As at February 28, 2009

Government sponsored enterprise notes	$231,955	$178	$—	$—	$231,955	$178
Commercial paper and corporate bonds	81,077	391	19,997	52	101,074	443
U.S. treasury notes	130,713	153	—	—	130,713	153
Asset-backed securities	125,019	1,540	—	—	125,019	1,540
Auction-rate securities	—	—	32,842	7,687	32,842	7,687

	$568,764	$2,262	$52,839	$7,739	$621,603	$10,001

Unrealized losses of $7.7 million primarily relate to auction-rate securities. Auction rate securities are debt instruments with long-term nominal maturity dates for which the interest rates are reset through a dutch auction process, typically every 7, 28 or 35 days. Interest is paid at the end of each auction period, and the auction normally serves as the mechanism for securities holders to sell their existing positions to interested buyers. As at

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
November 28, 2009, the Company held $40.5 million in face value of investment grade auction rate securities which are experiencing failed auctions as a result of more sell orders than buy orders, and these auctions have not yet returned to normal operations. The interest rate for these securities has been set at the maximum rate specified in the program documents and interest continues to be paid every 28 days as scheduled. The Company has adjusted the reported value to reflect an unrealized loss of $7.7 million, which the Company considers temporary and is reflected in accumulated other comprehensive income (loss). In valuing these securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk at this time. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the failing auction rate securities as long-term investments on the balance sheet. As at November 28, 2009, the Company does not consider these investments to be other-than-temporarily impaired.
Fair Value Measurements
The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•	Level 1 — Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•	Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 — Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
     The following table presents our assets and liabilities that are measured at fair value on a recurring basis:

As at November 28, 2009	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$3,140	$—	$—	$3,140
Bank term deposits	—	460,234	—	460,234
Bank certificates of deposit	—	76,024	—	76,024
Auction-rate securities	—	—	32,848	32,848
Commercial paper and corporate notes/bonds	—	783,628	15,925	799,553
U.S. treasury notes	—	51,038	—	51,038
Government sponsored enterprise notes	—	230,941	—	230,941
Asset-backed securities	—	377,051	—	377,051

Total available-for-sale investments	$3,140	$1,978,916	$48,773	$2,030,829
Derivative instruments	—	24,538	—	24,538

Total assets	$3,140	$2,003,454	$48,773	$2,055,367

Liabilities
Derivative instruments	$—	$46,036	$—	$46,036

Total liabilities	$—	$46,036	$—	$46,036

As at February 28, 2009	Level 1	Level 2	Level 3	Total

Assets
Available-for-sale investments
Money market fund	$5,000	$—	$—	$5,000
Bank certificates of deposit	—	14,971	—	14,971
Auction-rate securities	—	—	32,842	32,842
Commercial paper and corporate notes/bonds	—	389,086	18,702	407,788
U.S. treasury notes	—	245,614	—	245,614
Government sponsored enterprise notes	—	669,371	—	669,371
Asset-backed securities	—	380,209	—	380,209

Total available-for-sale investments	$5,000	$1,699,251	$51,544	$1,755,795
Derivative instruments	—	70,100	—	70,100

Total assets	$5,000	$1,769,351	$51,544	$1,825,895

Liabilities
Derivative instruments	$—	$56,827	$—	$56,827

Total liabilities	$—	$56,827	$—	$56,827

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
     The following table summarizes the changes in fair value of the Company’s Level 3 assets:

	Three Months Ended		Nine Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

Balance, beginning of period	$49,426	$60,181	$51,544	$59,418
Transfers out of Level 3	(652)	—	(2,774)	—
Unrealized changes in fair value included in other comprehensive income	—	(311)	—	(243)
Accrued interest	(1)	328	3	1,023

Balance, end of period	$48,773	$60,198	$48,773	$60,198

4.	INVENTORIES
     Inventories are comprised as follows:

	As at
	November 28,	February 28,
	2009	2009

Raw materials	$463,540	$464,497
Work in process	244,459	250,728
Finished goods	14,288	35,264
Provision for excess and obsolete inventories	(109,500)	(68,089)

	$612,787	$682,400

5.	CAPITAL ASSETS
     Capital assets are comprised of the following:

	As at November 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Land	$104,254	$—	$104,254
Buildings, leaseholds and other	907,050	100,386	806,664
BlackBerry operations and other information technology	1,039,997	436,126	603,871
Manufacturing equipment	296,190	161,037	135,153
Furniture and fixtures	320,235	126,417	193,818

	$2,667,726	$823,966	$1,843,760

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	As at February 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Land	$90,257	$—	$90,257
Buildings, leaseholds and other	608,213	70,017	538,196
BlackBerry operations and other information technology	732,486	316,398	416,088
Manufacturing equipment	247,608	108,676	138,932
Furniture and fixtures	244,502	93,327	151,175

	$1,923,066	$588,418	$1,334,648

6.	INTANGIBLE ASSETS
     Intangible assets comprise the following:

	As at November 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$157,566	$62,815	$94,751
Licenses	701,572	151,619	549,953
Patents	865,613	151,257	714,356

	$1,724,751	$365,691	$1,359,060

	As at February 28, 2009
		Accumulated	Net book
	Cost	amortization	value

Acquired technology	$92,819	$41,518	$51,301
Licenses	427,471	61,112	366,359
Patents	733,632	84,765	648,867

	$1,253,922	$187,395	$1,066,527

During the nine months ended November 28, 2009, the additions to intangible assets primarily consisted of $104 million as part of a definitive agreement to settle all outstanding worldwide patent litigation (“the Visto Litigation”) with Visto Corporation (“Visto”) as described in note 15(b), agreements with third parties totalling approximately $225 million for the use of intellectual property, software, messaging services and other BlackBerry related features and intangible assets associated with the business acquisitions discussed in note 7.
During the nine months ended November 29, 2008, the additions to intangible assets primarily consisted of agreements with third parties totalling approximately $332 million for the use of intellectual property, software, messaging services and other BlackBerry related features, acquired patents for 130 million Euros, or $202 million, an agreement to acquire a portfolio of patents for GSM technologies for a purchase price of 35 million Euros, or

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
$55 million and an agreement to acquire a portfolio of patents relating to wireless communication technologies for a purchase price of $12 million.
Based on the carrying value of the identified intangible assets as at November 28, 2009, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2010 and each of the succeeding years is as follows: 2010 — $77 million; 2011 — $274 million; 2012 — $230 million; 2013 — $232 million and 2014 — $206 million.
7.	BUSINESS ACQUISITIONS
On August 21, 2009, the Company purchased for cash consideration 100% of the common shares of Torch Mobile Inc. (“Torch”). Torch provides the Company with web browser based technology.
On May 22, 2009, the Company purchased for cash consideration 100% of the common shares of a company whose proprietary software will be incorporated into the Company’s software.
On March 23, 2009, the Company purchased 100% of the common shares of Certicom Corp. (“Certicom”) at a price of CAD $3.00 for each common share of Certicom or approximately CAD $131.3 million. Certicom is a leading provider of cryptography required by software vendors and device manufacturers looking to protect the value of content, applications and devices with government approved security using Elliptic Curve Cryptography.
The acquisitions were accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value, if any, is recorded as goodwill, which is not expected to be deductible for tax purposes. The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.
Effective March 1, 2009, the Company expenses all direct costs associated with the acquisitions as incurred; including compensation paid to employees for pre-combination services as part of the consideration paid, compensation paid to employees for post-combination services as operating expenses separate from the business combination and the excess of net assets acquired over consideration paid in earnings.

The following table summarizes the fair value allocations of the acquisition price of the assets acquired and liabilities assumed during the nine months ended November 28, 2009:
Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

Assets purchased
Current assets	$19,226
Deferred income tax asset	26,000
Acquired technology	64,746
Patents	36,600
Goodwill	8,985

155,557

Liabilities assumed	14,677
Deferred tax liability	751

15,428

Net non-cash assets acquired	140,129
Cash acquired	8,370

Net assets acquired	148,499
Excess of net assets acquired over consideration paid	(8,588)

Consideration paid	$139,911

There were no acquisitions during the nine months ended November 29, 2008.

During the nine months ended November 28, 2009, the Company recorded a gain of $8.6 million as a result of the excess of net assets acquired over consideration paid on one of the acquisitions. In addition, the Company expensed $4.0 million of acquisition related costs due to the three acquisitions. Both of these items were recognized in selling, marketing and administration in the period. The excess of net assets acquired over consideration paid resulted from the combination of the significant value attributed to the identifiable intangible assets and the Company’s ability to utilize tax losses of an acquiree, which was generally not available to other market participants.

As at November 28, 2009, the weighted average amortization period of the acquired technology related to the business acquisition completed in the nine months ended November 28, 2009 is approximately 4 years.

The weighted average amortization period of the patents related to the business acquisition completed in the nine months ended November 28, 2009 is approximately 18 years.

Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
8.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience, expectations of future return rates and unit warranty repair costs. The expense is recorded in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from these estimates.

The change in the Company’s warranty expense and actual warranty experience for the nine months ended November 28, 2009 as well as the accrued warranty obligations as at November 28, 2009 are set forth in the following table:

Accrued warranty obligations as at February 28, 2009	$184,335

Warranty costs incurred for the nine months ended November 28, 2009	(259,932)
Warranty provision for the nine months ended November 28, 2009	312,793
Adjustments for changes in estimate for the nine months ended November 28, 2009	21,541

Accrued warranty obligations as at November 28, 2009	$258,737

9.	INCOME TAXES

For the first nine months of fiscal 2010, the Company’s net income tax expense was $502.3 million or a net effective income tax rate of 22.3% compared to a net income tax expense of $682.5 million or a net effective income tax rate of 33.2% in the first nine months of fiscal 2009. On March 12, 2009, the Government of Canada enacted changes to the Income Tax Act (Canada) (“functional currency rules”) that allows RIM to calculate its fiscal 2009 and subsequent fiscal year Canadian income tax expense based on the U.S. dollar (the Company’s functional currency). As such, the Company recorded tax benefits of $166.0 million relating to the enactment of the changes to the Income Tax Act (Canada) in the nine months ended November 28, 2009.

The Company has not recorded a valuation allowance against its deferred income tax assets (November 29, 2008 — $nil).

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at November 28, 2009 was $176.8 million (February 28, 2009 — $137.4 million). The increase in unrecognized income tax benefits in the nine months ended November 28, 2009 primarily relates to foreign exchange differences due to the enactment of the functional currency rules, changes in measurement of existing uncertain tax positions related to the appreciation of the Canadian dollar versus the U.S. dollar and other measurement criteria.

As at November 28, 2009, the total unrecognized income tax benefit of $176.8 million includes approximately $133.1 million of unrecognized income tax benefits that have been netted against related deferred income tax assets. The remaining $43.7 million is recorded within current income taxes payable and other non-current income taxes payable on the Company’s consolidated balance sheet as at November 28, 2009.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at November 28, 2009 were $176.8 million (February 28, 2009 - $137.4 million).

A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2001 - 2009
United States (1)	Fiscal 2003 - 2009
United Kingdom	Fiscal 2004 - 2009

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. Specifically, the Canada Revenue Agency (“CRA”) continues to examine certain elements of the Company’s fiscal 2001 to fiscal 2005 Canadian corporate tax filings. At this time, the Company cannot reasonably anticipate when the CRA will complete its review of these applicable elements. The CRA has also informed the Company that it will begin examining the Company’s fiscal 2006 to fiscal 2009 Canadian corporate tax filings in the fourth quarter of fiscal 2010.

The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations. The Company believes it is reasonably possible that approximately $15.0 million of its gross unrecognized income tax benefit will decrease in the next twelve months.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within Investment income. The amount of interest accrued as at November 28, 2009 was approximately $8.7 million (February 28, 2009 — approximately $5.4 million). The amount of penalties accrued as at November 28, 2009 was nil (February 28, 2009 — nil).
10.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company estimates stock-based compensation expense at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model and is recognized rateably over the vesting period. The BSM model requires various judgemental assumptions including volatility and expected option life. In addition, judgement is also applied in estimating the amount of share-based awards that are expected to be forfeited. The Company recorded a charge to earnings and a credit to paid-in capital of $9.1 million and $28.0 million in the three and nine months ended November 28, 2009 respectively ($9.6 million and $29.2 million in the three and nine months ended November 29, 2008) in relation to stock-based compensation expense.

As a result of measures implemented by the Company’s Board of Directors following the Company’s review, certain outstanding stock options held by employees, directors and officers of the Company have been repriced to reflect a higher exercise price. Repriced options in fiscal 2010 include 26 stock option grants to 24 individuals in respect of options to acquire 426,800 common shares (fiscal 2009 includes 43 stock option grants to 40 individuals in respect of options to acquire 752,775 common shares). As the repricing of stock options reflects an increase in the exercise price of the option, there is no incremental stock option compensation expense related to these repricing events.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
As part of a settlement agreement reached with the Ontario Securities Commission (“OSC”), Jim Balsillie, the Co-Chief Executive Officer of the Company, Mike Lazaridis, the President and Co-Chief Executive Officer of the Company, Dennis Kavelman, previously Chief Financial Officer (currently with the Company in another role), agreed to contribute, in aggregate, a total of approximately CAD $83.1 million to RIM, consisting of (i) a total of CAD $38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of CAD $44.8 million to RIM (CAD $15.0 million of which had previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock option granting practices and related governance practices at RIM. These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise certain vested RIM options to acquire an aggregate of 1,160,129 common shares of RIM. These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes-Merton (“BSM”) calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement. In the first quarter of fiscal 2010, options to acquire an aggregate of 758,837 common shares of RIM expired in satisfaction of the undertakings not to exercise options. These options are included in the disclosure of forfeitures during the period in the table below. The remaining options subject to the undertakings are shown as outstanding, vested and exercisable as at November 28, 2009 in the table below and expire at specified dates between November 29, 2009 and October 2013. Messrs. Balsillie, Lazaridis, Kavelman and Angelo Loberto, previously Vice-President of Finance (currently with the Company in another role), also paid a total of CAD $9.1 million to the OSC as an administrative penalty and towards the costs of the OSC’s investigation.

A summary of option activity since February 28, 2009 is shown below:

	Options Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Exercise Price	Contractual	Intrinsic
	(in 000’s)	per Option	Life in Years	Value

Balance as at February 28, 2009	12,731	$27.51

Granted during the period	559	64.14
Exercised during the period	(2,994)	8.26
Forfeited/cancelled/expired during the period	(825)	12.72

Balance as at November 28, 2009	9,471	$42.65	2.64	$242,098

Vested and expected to vest at November 28, 2009	9,242	$42.09	2.60	$239,741

Exercisable at November 28, 2009	6,004	$29.55	1.85	$236,463

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on November 28, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on November 28, 2009. The intrinsic value of stock options exercised during the nine months ended November 28, 2009, calculated using the average market price during the period, was approximately $59 per share (November 29, 2008 — $98 per share).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of unvested stock options since February 28, 2009 is shown below:

	Options Outstanding
		Weighted Average
		Grant Date Fair
	Number (in 000’s)	Value Per Option

Balance as at February 28, 2009	4,045	$29.69
Granted during the period	559	33.02
Vested during the period	(1,088)	25.76
Forfeited during the period	(49)	38.78

Balance as at November 28, 2009	3,467	$31.33

As of November 28, 2009, there was $83.7 million of unrecognized compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.9 years. The total fair value of stock options vested during the nine months ended November 28, 2009 was $28.0 million (November 29, 2008 — $28.5 million).

Cash received from stock option exercises for the nine months ended November 28, 2009 was $24.7 million (November 29, 2008 — $24.8 million). Excess tax benefits realized by the Company related to these exercises were $2.1 million for the nine months ended November 28, 2009 (November 29, 2008 — $12.7 million).

During the nine months ended November 28, 2009, there were 559,000 stock options granted and the weighted average fair value of these grants was calculated using the BSM option-pricing model with the following assumptions:

Nine Months Ended
November 28,
2009
Weighted average grant date fair value of stock options granted during the period	$33.02
Assumptions:
Risk free interest rate	1.8%
Expected life in years	4.2
Expected dividend yield	0%
Volatility	65.2%
There were no stock option grants during the nine months ended November 29, 2008.

The Company has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
implied volatility of publicly traded options on its common shares and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the stock option plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan

At the Company’s discretion, Restricted Share Units (“RSUs”) are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The RSUs vest over a three-year period, either on the third anniversary date or in equal instalments on each anniversary date over the vesting period. The Company classifies RSUs as equity instruments as the Company has the ability and intent to settle the awards in shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on the business day prior to the grant date. The Company recognizes compensation expense over the vesting period of the RSU.

Upon issuance of the RSU, common shares for which RSUs may be exchanged will be purchased on the open market by a trustee selected and funded by the Company. The trustee has been appointed to settle the Company’s obligation to deliver shares to individuals upon vesting. In addition, upon vesting, the trustee is required to sell enough shares to cover the individual recipient’s minimum statutory withholding tax requirement, with the remaining shares delivered to the individual. As the Company is considered to be the primary beneficiary of the trust, the trust is considered a variable interest entity to the Company.

During the nine months ended November 28, 2009, the trustee purchased 1,375,700 common shares for total consideration of approximately $88.8 million to comply with its obligations to deliver shares upon vesting. These purchased shares are classified as treasury shares for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheet.

The Company recorded compensation expense with respect to RSUs of $6.9 million and $13.7 million in the three and nine months ended November 28, 2009 respectively (nil and $0.1 million in the three and nine months ended November 29, 2008).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
A summary of RSU activity since February 28, 2009 is shown below:

		RSUs Outstanding
		Weighted	Average
		Average	Remaining	Aggregate
	Number	Grant Date	Contractual	Intrinsic
	(in 000’s)	Fair Value	Life in Years	Value

Balance as at February 28, 2009	3	$117.36
Granted during the period	1,376	65.78
Forfeited during the period	(11)	67.10

Balance as at November 28, 2009	1,368	$65.89	2.67	$79,523

Vested and expected to vest at November 28, 2009	1,243	$65.91	2.66	$72,288

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on November 28, 2009) that would have been received by RSU holders if all RSUs had been redeemed on November 28, 2009.

As of November 28, 2009, there was $68.2 million of unrecognized compensation expense related to RSUs which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.8 years. There were no RSUs that vested during the nine months ended November 28, 2009.

Deferred Share Unit Plan

The Company issued 11,236 Deferred Share Units (“DSUs”) in the nine months ended November 28, 2009. There are 31,444 DSUs outstanding at November 28, 2009 (February 28, 2009 — 20,208). The Company had a liability of $1.9 million in relation to issued DSUs as at November 28, 2009 (February 28, 2009 — $0.8 million).

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
11.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the nine months ended November 28, 2009:

	Capital Stock		Treasury Stock
	Shares		Shares
	Outstanding		Outstanding
	(000’s)	Amount	(000’s)	Amount
Common shares outstanding as at February 28, 2009	566,219	$2,208,235	—	$—
Exercise of stock options	2,994	24,722	—	—
Transfers to capital stock resulting from stock option exercises	—	13,368	—	—
Restricted share unit plan purchase of shares	—	—	1,376	(88,813)
Common shares repurchased pursuant to Common Share Repurchase Program	(12,300)	(46,519)	—	—

Common shares outstanding as at November 28, 2009	556,913	$2,199,806	1,376	$(88,813)

On November 4, 2009, the Company’s Board of Directors authorized a Common Share Repurchase Program for the cancellation through the facilities of the NASDAQ Stock Market common shares having an aggregate purchase price of up to $1.2 billion, or approximately 21 million common shares based on current trading prices at the time of the authorization. This represents approximately 3.6% of the currently outstanding common shares of the Company. The share repurchase program will remain in place for up to 12 months or until the purchases are completed or the program is terminated by the Company. Pursuant to the Common Share Repurchase Program, the Company repurchased 12.3 million common shares at a cost of $775.0 million during the third quarter of fiscal 2010. The amounts paid in excess of the per share paid-in capital of the common shares of $728.5 million in the third quarter of fiscal 2010 were charged to retained earnings. All common shares repurchased by the Company pursuant to the Share Repurchase Program have been cancelled.

The Company had 556.9 million voting common shares outstanding, 9.4 million stock options to purchase voting common shares outstanding, 1,367,784 RSUs outstanding and 31,444 DSUs outstanding as at December 16, 2009.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
12.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	Three Months Ended		Nine Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008
Net income for basic and diluted earnings per
share available to common stockholders	$628,371	$396,296	$1,747,022	$1,374,357

Weighted-average number of shares outstanding (000’s) — basic	566,277	565,687	566,951	564,710

Effect of dilutive securities:

Stock-based compensation (000’s)	4,652	7,827	5,657	9,759

Weighted-average number of shares and assumed conversions (000’s) — diluted	570,929	573,514	572,608	574,469

Earnings per share — reported
Basic	$1.11	$0.70	$3.08	$2.43
Diluted	$1.10	$0.69	$3.05	$2.39

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
13.	COMPREHENSIVE INCOME

The components of comprehensive income are shown in the following tables:

	Three Months Ended
	November 28,	November 29,
	2009	2008

Net income	$628,371	$396,296
Net change in unrealized gains on available-for-sale investments	1,375	2,491
Net change in derivative fair value during the period, net of income tax recovery of $4,047 (November 29, 2008 - income tax recovery of $4,786)	(12,212)	(2,948)
Amounts reclassified to earnings during the period, net of income tax recovery of $5,247 (November 29, 2008 - income tax expense of $3,579)	13,960	(11,280)

Comprehensive income	$631,494	$384,559

	Nine Months Ended
	November 28,	November 29,
	2009	2008

Net income	$1,747,022	$1,374,357
Net change in unrealized gains (losses) on available-for-sale investments	8,912	(6,251)
Net change in derivative fair value during the period, net of income tax recovery of $13,863 (November 29, 2008 - income tax recovery of $11,487)	(41,099)	(12,881)
Amounts reclassified to earnings during the period, net of income tax recovery of $10,873 (November 29, 2008 - income tax expense of $2,636)	26,890	(9,349)

Comprehensive income	$1,741,725	$1,345,876

The components of accumulated other comprehensive (loss) income are as follows:

	As at
	November 28,	February 28,
	2009	2009

Accumulated net unrealized gains (losses) on available-for-sale investments	$8,824	$(88)
Accumulated net unrealized gains (losses) on derivative instruments	(13,664)	545

Total accumulated other comprehensive income (loss)	$(4,840)	$457

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	As at
	November 28,	February 28,
	2009	2009

Unrealized gains included in other current assets	$24,538	$70,100
Unrealized losses included in accrued liabilities	(46,036)	(56,827)

Net fair value of unrealized gains (losses) on derivative instruments	$(21,498)	$13,273

14.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expense for the nine months ended November 28, 2009 includes $56.0 million with respect to foreign exchange losses (nine months ended November 29, 2008 — foreign exchange losses of $6.6 million). In the nine months ended November 28, 2009, the company recorded a $54.3 million charge primarily relating to the reversal of foreign exchange gains previously recorded in fiscal 2009 on the revaluation of Canadian dollar denominated tax liability balances. Throughout fiscal 2009, foreign exchange gains were offset by foreign exchange losses incurred as a part of the Company’s risk management foreign currency hedging program. With the enactment of changes to the functional currency tax legislation by the Government of Canada in the first quarter of fiscal 2010, the Company changed the basis for calculating its income tax provision for its Canadian operations from Canadian dollars, to the U.S. dollar, its reporting currency with an effective date being the beginning of fiscal 2009. The gains realized on the revaluation of these tax liabilities previously denominated in Canadian dollars throughout fiscal 2009 were reversed upon enactment of the changes to the rules in the first quarter of fiscal 2010.

15.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

The Company has a $100.0 million Demand Credit Facility (the “Facility”) to support and secure operating and financing requirements. As at November 28, 2009, the Company has utilized $5.7 million of the Facility for outstanding letters of credit and $94.3 million of the Facility is unused. The Company has pledged specific investments as security for the Facility.

(b)	Litigation

On July 23, 2009, the Company settled the Visto Litigation. The key terms of the settlement involved the Company receiving a perpetual and fully-paid license on all Visto patents, a transfer of certain Visto intellectual property, a one-time payment by the Company of $267.5 million and the parties executing full and final releases in respect of the Visto Litigation. Of the total payment by the Company, $163.8 million was expensed as a litigation charge in the second quarter of fiscal 2010. The remainder of the payment was recorded as intangible assets.

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company may be subject to claims (including claims related to patent infringement, purported class actions and derivative actions) either directly or through indemnities against these claims that it provides to certain of it partners. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims that the Company is infringing patents or other intellectual property rights have any merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have other effects. Additional lawsuits and claims, including purported class actions and derivative actions, may also be filed or made based upon the Company’s historical stock option granting practices.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered likely for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations for the three and nine months ended November 28, 2009.

(c)	Other

As previously disclosed, on February 5, 2009, a panel of Commissioners of the OSC approved a settlement agreement with the Company, Messrs, Balsillie, Lazaridis, Kavelman, Loberto, Kendall Cork, a former Director of the Company, Douglas Wright, a former Director of the Company, James Estill, a Director of the Company, and Douglas Fregin, a former Director of the Company, relating to the previously disclosed OSC investigation of the Company’s historical stock option granting practices.

As part of the OSC settlement, the Company agreed to enter into an agreement with an independent consultant to conduct a comprehensive examination and review of the Company and report to the Company’s board of directors and the staff of the OSC the Company’s governance practices and procedures and its internal control over financial reporting. The Company began the review with the independent consultant in the first quarter of fiscal 2010 and the consultant is working on delivery of its final report. A summary of the consultant’s recommendations in the final report will be posted on the OSC’s website and disclosed in the Company’s MD&A.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
16.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of derivative instruments outstanding were as follows:

	As at November 28, 2009
	Notional	Carrying	Estimated
	Amount	Amount	Fair Value

Assets (Liabilities)

Currency forward contracts — asset	$1,504,393	$24,538	$24,538
Currency forward contracts — liability	$1,892,309	$(46,036)	$(46,036)

	As at February 28, 2009
	Notional	Carrying	Estimated
	Amount	Amount	Fair Value

Assets (Liabilities)

Currency forward contracts — asset	$1,147,709	$70,100	$70,100
Currency forward contracts — liability	$975,543	$(56,827)	$(56,827)
The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future earnings as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company’s revenues in fiscal 2010 are transacted in U.S. dollars. However, portions of the revenues are denominated in, Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward contracts to hedge portions of these anticipated transactions to reduce the volatility on earnings associated with the foreign currency exposures. The Company also enters into forward contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on quoted market prices. The Company’s accounting policies for these instruments outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in other comprehensive income are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings. The Company did not de-designate any derivative instrument as a hedge during the three and nine months ended November 28, 2009 and November 29, 2008.

For any derivative instruments that do not meet the requirements for hedge accounting, the changes in fair value of the instruments are recognized in current earnings.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
The Company enters into forward contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in other comprehensive income and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period earnings. As at November 28, 2009 and November 29, 2008, the derivatives designated as cash flow hedges were considered to be fully effective with no resulting portions being designated as ineffective. The maturity dates of these instruments range from December 2009 to November 2012. As at November 28, 2009, the net unrealized losses on these forward contracts was $18.5 million (February 28, 2009 – net unrealized losses of $2.7 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income. These derivative gains or losses are reclassified to earnings in the same period that the forecasted transaction affects earnings. In the next 12 months, $20.1 million of net unrealized losses on these forward contracts will be reclassified to earnings.
The following table shows the fair values of derivative instruments designated as cash flow hedges in the consolidated balance sheets:

	As at
	November 28, 2009		February 28, 2009
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value

Currency forward contracts — asset	Other current assets	$19,795	Other current assets	$48,074
Currency forward contracts — liability	Accrued liabilities	$38,317	Accrued liabilities	$50,756

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations:

	Amount of Gain	Classification of Gain
	(Loss) Recognized in	(Loss) Reclassified
	OCI on Derivative	from Accumulated	Amount of Gain (Loss) Reclassified from
	Instruments (Effective	OCI into Income	Accumulated OCI into Income (Effective
	Portion)	(Effective Portion)	Portion)
	As at November 28,		Three Months Ended	Nine Months Ended
	2009		November 28, 2009	November 28, 2009

Currency forward contracts	$(32,067)	Revenue	$(25,873)	$(38,011)
Currency forward contracts	4,124	Cost of sales	2,198	1,190
Currency forward contracts	2,750	Selling, marketing and administration	1,744	576
Currency forward contracts	6,673	Research and development	3,557	581

As part of its risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged asset or liability. The maturity dates of these instruments range from December 2009 to February 2010. As at November 28, 2009,

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
net unrealized losses of $3.0 million were recorded in respect of this amount (February 28, 2009 – net unrealized gains of $16.0 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.
The following table shows the fair values of derivative instruments that are not subject to hedge accounting in the consolidated balance sheets:

	As at
	November 28, 2009		February 28, 2009
	Balance Sheet		Balance Sheet
	Classification	Fair Value	Classification	Fair Value

Currency forward contracts — asset	Other current assets	$4,742	Other current assets	$22,026
Currency forward contracts — liability	Accrued liabilities	$7,719	Accrued liabilities	$6,071

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statements of operations:

Location of Loss
Recognized in Income
	on Derivative	Amount of Loss in Income on Derivative
	Instruments	Instruments
		Three Months Ended	Nine Months Ended
		November 28, 2009	November 28, 2009

Selling, marketing and
Currency forward contracts	administration	$(18,362)	$(118,774)

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time primarily as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at November 28, 2009, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 82% (February 28, 2009 – 60%).
17. SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable business segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
Selected financial information is as follows:

	Three Months Ended		Nine Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008

Revenue
Canada	$256,610	$280,333	$601,557	$658,733
United States	2,224,895	1,621,217	6,736,670	4,794,229
United Kingdom	376,379	200,512	960,053	473,957
Other	1,066,426	680,036	2,575,232	1,675,074

	$3,924,310	$2,782,098	$10,873,512	$7,601,993

Revenue
Canada	6.5%	10.1%	5.5%	8.7%
United States	56.7%	58.3%	62.0%	63.1%
United Kingdom	9.6%	7.2%	8.8%	6.2%
Other	27.2%	24.4%	23.7%	22.0%

	100.0%	100.0%	100.0%	100.0%

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated

	Three Months Ended		Nine Months Ended
	November 28,	November 29,	November 28,	November 29,
	2009	2008	2009	2008
Revenue mix

Devices	$3,206,962	$2,251,549	$8,861,364	$6,206,337
Service	566,791	361,274	1,518,074	987,337
Software	67,189	62,284	190,045	193,115
Other	83,368	106,991	304,029	215,204

	$3,924,310	$2,782,098	$10,873,512	$7,601,993

	As at
	November 28,	February 28,
	2009	2009
Capital assets, intangible assets and goodwill

Canada	$2,580,391	$1,948,337
United States	628,920	482,826
United Kingdom	48,586	49,454
Other	91,480	58,130

	$3,349,377	$2,538,747

Total assets

Canada	$4,403,098	$3,218,640
United States	3,953,129	2,646,783
United Kingdom	1,039,760	1,931,387
Other	308,496	304,562

	$9,704,483	$8,101,372

Research In Motion Limited
Notes to the Consolidated Financial Statements
(unaudited)
In thousands of United States dollars, except share and per share data and except as otherwise indicated
18. CASH FLOW INFORMATION
     Cash flows resulting from net changes in working capital items are as follows:

	Nine Months Ended
	November 28,	November 29,
	2009	2008
Trade receivables	$(599,282)	$(656,783)
Other receivables	(48,374)	(28,719)
Inventories	69,613	(202,801)
Other current assets	(37,980)	(25,454)
Accounts payable	367,076	343,392
Accrued liabilities	490,826	327,550
Income taxes payable	(221,873)	(184,155)
Deferred revenue	16,335	18,831

	$36,341	$(408,139)

DOCUMENT 3
FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Brian Bidulka, Chief Financial Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 28, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 30, 2009 and ended on November 28, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 18, 2009
/s/ Brian Bidulka
Brian Bidulka
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, Mike Lazaridis, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 28, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 30, 2009 and ended on November 28, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 18, 2009
/s/ Mike Lazaridis
Mike Lazaridis
Co-Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, James Balsillie, Co-Chief Executive Officer of Research In Motion Limited, certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended November 28, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on August 30, 2009 and ended on November 28, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 18, 2009
/s/ James Balsillie
James Balsillie
Co-Chief Executive Officer

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date: December 18, 2009	By:	/s/ Brian Bidulka
		Name:	Brian Bidulka
		Title:	Chief Financial Officer